EXHIBIT 2.1

EXECUTION COPY

STRICTLY CONFIDENTIAL

STOCK PURCHASE AGREEMENT

by and among

THERMON HOLDINGS, LLC,

THERMON HOLDING CORP.

and

THERMON GROUP, INC.

Dated as of March 26, 2010

i

5.03	No Breach	24
5.04	Consents, etc	24
5.05	Litigation	25
5.06	Brokerage	25
5.07	Investment Representation	25
5.08	Financing	25
5.09	Solvency	26

ARTICLE VI CERTAIN PRE-CLOSING COVENANTS		26

6.01	Conduct of the Business	26
6.02	Access to Books and Records	27
6.03	Obtainment of Consents; Regulatory Filings	28
6.04	Conditions	29
6.05	Exclusive Dealing	29
6.06	Notification	29
6.07	Update of Financial Statements	30
6.08	Certain Environmental Actions	30

ARTICLE VII COVENANTS OF BUYER		31

7.01	Access to Books and Records	31
7.02	Notification	31
7.03	Director and Officer Liability and Indemnification	31
7.04	Regulatory Filings	32
7.05	Conditions; Financing	32
7.06	Contact with Customers, Suppliers and Other Business Relations	34
7.07	Payment to Seller with Respect to Released Bonding Restricted Cash	34
7.08	Insurance Policies	34

ARTICLE VIII TERMINATION		35

8.01	Termination	35
8.02	Effect of Termination	35

ARTICLE IX ADDITIONAL COVENANTS AND AGREEMENTS		36

9.01	Survival	36
9.02	Indemnification of Buyer	36
9.03	Indemnification of Seller	39
9.04	Termination of Indemnification	39
9.05	Procedures Relating to Indemnification	39
9.06	Mitigation	41
9.07	Determination of Loss Amount	42
9.08	Exclusive Remedy	42
9.09	Tax Matters	43
9.10	Further Assurances	45
9.11	Seller Waiver and Release of Claims	45
9.12	Limitation on Distributions from Indemnity Escrow Account	46
9.13	Special Indemnification by Audax Fund II	46

ARTICLE X DEFINITIONS		48

10.01	Definitions	48
10.02	Other Definitional Provisions	59

ARTICLE XI MISCELLANEOUS		59

11.01	Press Releases and Communications	59
11.02	Expenses	60
11.03	Knowledge Defined	60
11.04	Notices	60
11.05	Assignment	62
11.06	Severability	62
11.07	No Strict Construction	62
11.08	Amendment and Waiver	63
11.09	Complete Agreement	63
11.10	Counterparts	63
11.11	Governing Law	63
11.12	CONSENT TO JURISDICTION AND SERVICE OF PROCESS	63
11.13	WAIVER OF JURY TRIAL	64
11.14	No Third Party Beneficiaries	64
11.15	Representation of Seller and its Affiliates	64
11.16	No Additional Representations; Disclaimer	65
11.17	Conflict Between Transaction Documents	66
11.18	Specific Performance	66
11.19	Consents	66

Exhibits and Disclosure Schedules

Exhibit A	-	Form of Termination Agreement
Exhibit B	-	Form of Insurance Policies
Exhibit C	-	Form of FIRPTA Certificate
Exhibit D	-	Form of Demand Note
Exhibit E	-	Bridge Loans Commitment Letter
Exhibit F	-	Revolver Commitment Letter
Exhibit G	-	Equity Commitment Letter
Exhibit H	-	Intercompany Agreement
Exhibit I	-	Form of Limited Guaranty
Exhibit J	-	Form of Audax Restrictive Covenant Agreement
Exhibit K	-	Form of Escrow Agreement

Accounting Principles Schedule

Accounts Receivable Schedule

Affiliated Transactions Schedule

April and May 2010 Estimated Tax Payments Schedule

Authorization Schedule

Bonding Arrangements Schedule

Brokerage Schedule

Capitalization Schedule

Compliance with Laws Schedule

Conditions to Buyer’s Obligations Schedule

Conduct of Business Schedule

Contracts Schedule

Customers and Suppliers Schedule

Developments Schedule

Employee Benefits Schedule

Employment and Labor Matters Schedule

Environmental Schedule

Financial Statements Schedule

Indebtedness Schedule

Indebtedness Pay-Off Schedule

Insurance Schedule

Intellectual Property Schedule

Key Contracts Schedule

Leased Real Property Schedule

Letters of Credit Schedule

Liens Schedule

Litigation Schedule

Other Locations Schedule

Owned Real Property Schedule

Permitted Liens Schedule

Product Warranty Schedule

Subsidiary Schedule

Taxes Schedule

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of March 26, 2010, by and among Thermon Holdings, LLC, a Delaware limited liability company (“Seller”), Thermon Holding Corp., a Delaware corporation (the “Company”), and Thermon Group, Inc., a Delaware corporation (“Buyer”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.

WHEREAS, Seller owns all of the issued and outstanding capital stock of the Company, which as of the date hereof consists of 100,000 shares of the Company’s common stock, par value $0.01 per share (collectively, the “Shares”);

WHEREAS, subject to the terms and conditions set forth herein, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, all of such Shares;

WHEREAS, Seller, the Company and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, on the date of this Agreement as a condition to Buyer’s entry into this Agreement, Buyer has required certain equity holders of Seller, who are (or were) members of management or key employees of the Company or a Subsidiary thereof (each a “Beneficial Seller”), to each execute and deliver to Buyer a restrictive covenant agreement in form and substance satisfactory to Buyer with respect to such Beneficial Seller as an agreement ancillary to this Agreement and in connection with Buyer’s purchase of the Shares and the goodwill of the business of the Company and its Subsidiaries.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of the Shares owned by Seller in exchange for the payment of the Estimated Purchase Price to Seller.

1.02 Calculation of Closing and Final Consideration.

(a) For purposes of this Agreement, the “Purchase Price” means an amount equal to:

(i) $310,000,000,

(ii) plus the total amount of Cash on Hand (provided that the Purchase Price will be increased by no more than $2,000,000 (the “Cash Increase Limit”), even if the total amount of Cash on Hand is greater than the Cash Increase Limit),

(iii) minus the outstanding amount of Indebtedness as of the Closing,

(iv) minus the unpaid Seller Transaction Expenses,

(v) plus the amount, if any, by which the Net Working Capital exceeds the Upper End Net Working Capital Target,

(vi) minus the amount, if any, by which the Net Working Capital is less than the Lower End Net Working Capital Target, and

(vii) minus the Escrow Amount.

(b) At least two business days prior to the Closing Date, the Company shall deliver in writing to Buyer its good faith estimate of the Purchase Price (the “Company’s Estimate”) based upon the most recent reasonably ascertainable financial information of the Company and its Subsidiaries (which estimate shall specifically set forth the various components of the Purchase Price as set forth in the various clauses of Section 1.02(a)). The Company’s Estimate shall be subject to Buyer’s prompt review and reasonable approval with the Company’s Estimate as so approved by Buyer (or as modified by agreement of all of the parties hereto) referred to herein as the “Estimated Purchase Price”. The Company will timely provide to Buyer such supporting documentation as Buyer may reasonably request in connection with Buyer’s review of the Company’s Estimate.

(c) As promptly as possible, but in any event within ninety (90) days after the Closing Date, Buyer will deliver to Seller (i) an unaudited, consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date (which shall have been prepared with the assistance of Buyer’s or the Company’s accountants) and (ii) its calculation of the Purchase Price (together, the “Closing Statement”). The Closing Statement shall be prepared in a manner consistent with the Agreed Accounting Principles and the definitions of the terms Cash on Hand, Indebtedness, Seller Transaction Expenses and Net Working Capital. The Closing Statement shall entirely disregard (i) any and all effects on the assets or liabilities of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement or of any financing or refinancing arrangements entered into at any time by Buyer or by the Company or any Subsidiary thereof on or after the Closing Date or any other transaction entered into by Buyer or by the Company or any Subsidiary thereof on or after the Closing Date in connection with the consummation of the transactions contemplated by this Agreement, and (ii) any of the plans, transactions, or changes which Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Company and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to Buyer or any of its assets or liabilities.

(d) Buyer shall, and shall cause the Company to, (i) provide Seller and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Company for purposes of their review of the Closing Statement, and (ii) reasonably cooperate with Seller and its representatives in connection with such review, including providing on a timely basis all other information reasonably requested (which includes all of the Company’s and its Subsidiaries’ material back-up or supporting data used in the preparation of the Closing Statement) by Seller or its representatives in connection with their review of the Closing Statement. If Seller has any objections to the Closing Statement, Seller shall deliver to Buyer a statement setting forth its objections thereto (an “Objections Statement”), which statement shall identify in reasonable detail those items and amounts to which Seller objects (the “Disputed Items”). If an Objections Statement is not delivered to Buyer within sixty (60) days after delivery of the Closing Statement, the Closing Statement as prepared by Buyer shall be final, binding and non-appealable by the parties hereto; provided that, in the event Buyer, the Company or any of its Subsidiaries does not provide any papers or documents reasonably requested by Seller or any of its authorized representatives within five (5) days of request therefor (or such shorter period as may remain in such 60-day period), such 60-day period shall be extended by one (1) day for each additional day required for Buyer, the Company or one of its Subsidiaries to fully respond to such request; provided further that such 60-day period shall be extended a minimum of ten (10) days following the date on which Buyer, the Company or one of its Subsidiaries shall have fully responded to such request that was made within such 60-day period (i.e., prior to any extension). Seller and Buyer shall negotiate in good faith to resolve the Disputed Items and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Buyer, Seller and Buyer shall submit any unresolved Disputed Items to Deloitte LLP (the “Accounting Firm”) and also submit a written statement identifying in reasonable detail all other items and amounts with respect to the Closing Statement that are not unresolved Disputed Items. Seller and Buyer shall use their respective commercially reasonable efforts to cause the Accounting Firm to resolve any unresolved Disputed Items as soon as practicable, but in any event within thirty (30) days after engagement by Seller and Buyer, and to set forth in a written statement its final determination of the Closing Statement and resulting Purchase Price based upon its resolution of such unresolved Disputed Items and the items and amounts with respect to the Closing Statement that were not unresolved Disputed Items. With respect to any such Disputed Item(s), (i) the scope of any dispute to be resolved by the Accounting Firm shall be limited to whether the amounts set forward on the Closing Statement were obtained from and in accordance with the books and records of the Company and prepared in a manner consistent (including the basis of calculation of individual line items and the determination of allowances and reserves) with the definitions of the terms that are components of the Purchase Price and the Agreed Accounting Principles and practices referred to therein and whether there were errors of fact or mathematical errors in the Closing Statement or in calculating the final Purchase Price (including the Net Working Capital) or their respective components; and (ii) the Accounting Firm may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case as presented to the Accounting Firm. The determinations made by the Accounting Firm shall be final, binding and non-appealable by the parties hereto and judgment may be entered thereon. Each party shall bear its own costs and expenses in connection with the resolution of such Disputed Items by the Accounting Firm. The fees and expenses of the Accounting Firm shall be allocated between Seller and Buyer so that Seller’s or Buyer’s share of such Accounting Firm’s fees and expenses shall be equal to the product of (i) and (ii), where (i) is the aggregate amount of such fees and expenses, and where (ii) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed (as determined by the Accounting Firm) by Seller or Buyer, as applicable, and the denominator of which is the total amount in dispute.

(e) If the Purchase Price as finally determined pursuant to Section 1.02(d) (the “Final Purchase Price”) is greater than the Estimated Purchase Price (such excess, the “Adjustment Amount”), then, within five business days after the determination of the Final Purchase Price, (i) Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, the Adjustment Amount, together with simple interest on the entire amount of such excess computed at a per annum interest rate of 5% from the Closing Date to the date of such payment in full, such interest calculated on the basis of a 365-day year and the actual number of days elapsed, and (ii) Buyer and Seller shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account to, or as directed by, Seller.

(f) If the Estimated Purchase Price is greater than the Final Purchase Price (such excess, the “Excess Amount”), then, within five business days after the determination of the Final Purchase Price, Buyer and Seller shall jointly instruct the Escrow Agent to pay to Buyer by wire transfer of immediately available funds to an account designated by Buyer the Excess Amount, together with simple interest on the entire amount of such excess computed at a per annum interest rate of 5% from the Closing

Date to the date of such payment in full, such interest calculated on the basis of a 365-day year and the actual number of days elapsed, from the Adjustment Escrow Amount in the Adjustment Escrow Account. If the Excess Amount (together with the interest to be paid on such amount in accordance with this Section 1.02(f)) is greater than the Adjustment Escrow Amount (such excess, the “Adjustment Excess Amount”), then, within five business days after the determination of the Final Purchase Price, Buyer and Seller shall deliver joint written instructions to the Escrow Agent to pay to Buyer by wire transfer of immediately available funds to an account designated by Buyer the amount of the Adjustment Excess Amount from the Indemnity Escrow Amount in the Indemnity Escrow Account. In the event that the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), Buyer and Seller shall simultaneously with delivery of the instructions in the immediately foregoing sentence, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to, or as directed by, Seller.

(g) All payments required pursuant to Section 1.02(e) and Section 1.02(f) shall be deemed for Tax purposes to be adjustments to the Purchase Price.

1.03 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, located at 300 North LaSalle, Chicago, Illinois, on April 30, 2010, or if any of the conditions to the Closing set forth in Article II (other than those to be satisfied at the Closing) have not been satisfied or waived by the party entitled to the benefit thereof prior to such date, then on or prior to the third day following satisfaction or waiver of all of the closing conditions set forth in Article II (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to Buyer and Seller. The date of the Closing is herein referred to as the “Closing Date.” The Closing shall be deemed to occur at 12:01 a.m. on the Closing Date.

ARTICLE II

CONDITIONS TO CLOSING

2.01 Conditions to All Parties’ Obligations. The obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(b) Except for any pending action or proceeding directly or indirectly initiated by the party asserting its right not to consummate the transactions contemplated by this Agreement pursuant to this Section 2.01(b), no Proceeding before any Governmental Body shall be pending wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

(c) This Agreement shall not have been terminated in accordance with Section 8.01.

2.02 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties of Seller and the Company contained in Article III and Article IV shall be true and correct in all material respects as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date));

(b) The covenants and agreements of the Company and Seller required to be performed by them under this Agreement at or prior to the Closing shall have been so performed in all material respects;

(c) The proceeds of debt financing in an amount equal to at least $200 million on terms and conditions (i) with respect to pricing (e.g., interest, fees, charges), not less favorable and (ii) with respect to all other material terms, not materially less favorable, than the terms and conditions set forth in the Bridge Loans Commitment Letter with respect to the Bridge Loans (after giving effect to any provisions relating to “market flex” or similar provisions affecting the structure, pricing, maturity, amortization or any other terms with respect to the financing contemplated by the Debt Commitment Letters) shall have been received by, or shall be fully available to, Buyer and all of the conditions to initial funding of the Revolver Loans set forth in the Revolver Commitment Letter shall be satisfied or upon Closing would be satisfied; provided that the condition set forth in this Section 2.02(c) shall be deemed to be satisfied and Buyer shall have no right to rely on this Section 2.02(c) if such proceeds have not been received by or are not available to Buyer as a result of (x) the failure of CHS V to provide the equity financing contemplated by the Equity Commitment Letter (provided that the conditions set forth therein are or are deemed satisfied) or (y) any action or inaction within the control of Buyer or its Affiliates (and not in any way dependent upon the actions or inactions of any Person that Buyer or its Affiliates do not control, except to the extent any such non-controlled Person is willing to (but for actions or inactions by Buyer or its Affiliates) satisfy requests that such non-controlled Person take, or refrain from taking, such actions or inactions, as applicable) that has prevented satisfaction of any condition set forth in the Debt Commitment Letters;

(d) The management services agreement, dated August 30, 2007, by and among Audax, the Company, Thermon Manufacturing Company and Thermon Canada, Inc. being terminated on the Closing Date pursuant to a written termination agreement in the form attached hereto as Exhibit A, duly executed by the parties thereto;

(e) The Company shall have obtained and delivered to Buyer written consents or approvals from the Persons specified on Conditions to Buyer’s Obligations Schedule and each such consent and approval shall be in form and substance reasonably satisfactory to Buyer;

(f) The Senior Executive Agreements shall be in full force and effect as of the Closing and shall not have been repudiated or materially breached by any of the Senior Executives;

(g) Since the date hereof, there have been no material adverse changes with respect to any of the contracts set forth on the Key Contracts Schedule; provided that expiration of any such contract on its expiration date, if any, in accordance with its stated terms, or expiration upon completion or substantial completion of such contract shall not be deemed a material adverse change; provided, however, that cancellation or termination or notice of cancellation or termination of a contract before its expiration date, if any, or before completion or substantial completion of such contract will be deemed a material adverse effect;

(h) the insurance policies (including the declarations and endorsements thereto) in the form attached hereto as Exhibit B (collectively, the “Insurance Policies”) shall have been duly executed by the parties thereto and issued by Columbia Casualty Company, Lloyd’s Insurance and Aspen UK

Insurance Limited and shall each be in full force and effect with such Insurance Policies (including the declarations and endorsements thereto) each having an effective date of the date hereof and a policy term of seven years from the date hereof, a limit of liability of $40.5 million and a total premium of $1,550,000 (plus applicable Taxes), of which 25.926% of such amount will be paid by Buyer at its sole cost and expense and the remainder will be paid as a Seller Transaction Expense;

(i) Seller shall have delivered to Buyer each of the following:

(i) a certificate of Seller executed by a duly authorized officer thereof, dated the Closing Date, stating that the preconditions specified in subsections (a) and (b) above as they relate to Seller have been satisfied;

(ii) a copy of the Escrow Agreement, duly executed by Seller and the Escrow Agent;

(iii) a copy of the Audax Restrictive Covenant Agreement, duly executed by Audax Fund II;

(iv) (A) a copy of the certificate of formation of Seller certified by the Secretary of State of Delaware and (B) a certificate of good standing for Seller from the Secretary of State of Delaware, dated within twenty (20) days of the Closing Date;

(v) certified copies of the resolutions duly adopted by Seller’s board of managers and/or members authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which Seller is a party, and the consummation of all transactions contemplated hereby and thereby, in form and substance reasonably satisfactory to Buyer;

(vi) a certificate signed by the individual(s) signing this Agreement and any other agreement or certificate executed pursuant to this Agreement on behalf of Seller that such individual(s) is (are) duly authorized to execute this Agreement and all such other agreements or certificates executed pursuant to this Agreement on behalf of Seller as an authorized officer or agent thereof, in form and substance reasonably satisfactory to Buyer; and

(vii) the stock certificate representing the Shares accompanied by a duly executed stock power.

(j) The Company shall have delivered to Buyer each of the following:

(i) a certificate of the Company executed by a duly authorized officer thereof, dated the Closing Date, stating that the preconditions specified in subsections (a) and (b) above as they relate to the Company have been satisfied;

(ii) certified copies of the resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which the Company is a party, and the consummation of all transactions contemplated hereby and thereby, in form and substance reasonably satisfactory to Buyer;

(iii) (A) a copy of the certificate of incorporation of the Company certified by the Secretary of State of Delaware and (B) a certificate of good standing for the Company from the Secretary of State of Delaware, dated within twenty (20) days of the Closing Date;

(iv) (A) a certified copy of the certificate or articles of incorporation or equivalent organizational document of each Subsidiary of the Company and (B) where such document is generally available, a certificate of good standing or equivalent certificate from the jurisdiction in which each Subsidiary of the Company was incorporated or formed, in each case, dated within twenty (20) days of the Closing Date;

(v) a certificate signed by the individual(s) signing this Agreement and any other agreement or certificate executed pursuant to this Agreement on behalf of the Company that such individual(s) is (are) duly authorized to execute this Agreement and all such other agreements or certificates executed pursuant to this Agreement on behalf of the Company as an authorized officer or agent thereof, in form and substance reasonably satisfactory to Buyer;

(vi) a FIRPTA certificate in the form attached hereto as Exhibit C executed by the Company, certifying as to the facts that exempt the transactions contemplated hereby from withholding under Section 1445 of the Code; and

(vii) (A) payoff letter(s) for the Company Senior Debt, (B) final invoices for all unpaid Seller Transaction Expenses and (C) customary payoff letters from each holder of Indebtedness identified on the Indebtedness Pay-Off Schedule (collectively, the “Payoff Documents”), all such Payoff Documents being in form and substance reasonably satisfactory to Buyer and its lenders.

2.03 Conditions to Seller’s and the Company’s Obligations. The obligations of the Company and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) The representations and warranties set forth in Article V hereof shall be true and correct in all material respects at and as of the Closing Date as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date));

(b) The covenants and agreements of Buyer required to be performed by Buyer under this Agreement at or prior to the Closing shall have been so performed in all material respects;

(c) Buyer shall have paid and delivered the Estimated Purchase Price to Seller by delivery of a promissory note in an aggregate principal amount equal to the Estimated Purchase Price, such promissory note to be in the form attached hereto as Exhibit D (the “Demand Note”), which promissory note shall be due and payable immediately following the Closing by delivery of immediately available cash funds by means of a wire transfer to accounts specified by Seller to Buyer not later than two business days prior to the Closing;

(d) Buyer shall have delivered to the Company each of the following:

(i) a certificate of Buyer executed by a duly authorized officer thereof, dated the Closing Date, stating that the preconditions specified in subsections (a) and (b) hereof have been satisfied;

(ii) a copy of the Escrow Agreement, duly executed by Buyer and the Escrow Agent;

(iii) certified copies of the resolutions duly adopted by Buyer’s board of directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby in form and substance reasonably satisfactory to Seller;

(iv) a certificate signed by the individual(s) signing this Agreement and any other agreement or certificate executed pursuant to this Agreement on behalf of Buyer that such individual(s) is (are) duly authorized to execute this Agreement and all such other agreements or certificates executed pursuant to this Agreement on behalf of Buyer as an authorized officer or agent thereof, in form and substance reasonably satisfactory to Seller; and

(v) (A) a certified copy of the certificate of incorporation or equivalent organizational document of Buyer and (B) a certificate of good standing or equivalent certificate from the jurisdiction in which Buyer is incorporated or formed, in each case, dated within twenty (20) days of the Closing Date;

(e) Buyer shall have deposited the Adjustment Escrow Deposit Amount with the Escrow Agent to be kept in a segregated interest-bearing account (the “Adjustment Escrow Account”) designated by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(f) Buyer shall have deposited the Indemnity Escrow Deposit Amount with the Escrow Agent to be kept in a segregated interest-bearing account (the “Indemnity Escrow Account”) designated by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(g) Buyer shall have (i) caused the Company to repay in full the Company Senior Debt with respect to the Canadian Credit Agreement (as defined herein within the definition of Company Senior Debt) and the CIT Revolver (as defined herein within the definition of Company Senior Debt) by wire transfer of immediately available funds to the accounts designated by the holders of such Indebtedness as specified in the Payoff Documents and (ii) repaid, or caused to be repaid the Company Senior Debt with respect to the U.S. Credit Agreement (as defined herein within the definition of Company Senior Debt) and all other amounts necessary to discharge fully the then outstanding balance of all Indebtedness identified on the Indebtedness Pay-Off Schedule, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness as specified in the Payoff Documents; and

(h) Buyer shall have paid, or caused to be paid, on behalf of Seller, the Company and each of its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of all Seller Transaction Expenses, by wire transfer of immediately available funds to the account(s) designated by each Person to whom such Seller Transaction Expenses are to be paid as specified in the Payoff Documents.

2.04 Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

3.01 Organization and Power; Audax Acquisition Documents. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder. Seller has provided to Buyer a true, complete and correct copy of the Audax Acquisiton Documents, including all amendments and modifications thereto. No amounts are payable by the Company or any of its Subsidiaries to the Company Shareholders or the Shareholder Representative under Section 2.10 of the Audax Merger Agreement.

3.02 Execution and Delivery; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Seller, and no other proceedings on Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Buyer and the Company, this Agreement constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.03 No Breach. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby do not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any Lien, security interest, charge or encumbrance upon any material assets of Seller, or require any material authorization, consent, approval, exemption or other material action by, notice to, or report, registration or other filing with, any court, other Governmental Body or other Person, under the provisions of any indenture, mortgage, lease, loan agreement or other material agreement or instrument to which Seller is bound, or any Law to which Seller is subject that is material, other than any such authorizations, consents, approvals, exemptions or other actions required under the HSR Act or applicable antitrust or competition Laws of the country of Russia or that may be required by reason of Buyer’s participation in the transactions contemplated hereby or the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on the ability of Seller to perform any of its material obligations under this Agreement.

3.04 Ownership. Seller is the record owner of the Shares set forth on the attached Capitalization Schedule. On the Closing Date, Seller shall transfer to Buyer good title to the Shares free and clear of all Liens, options, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities Law restrictions.

3.05 Litigation. As of the date hereof, there are no Proceedings pending or, to the actual knowledge of Seller, threatened against or affecting Seller or any of Seller’s assets at law or in equity, or before or by any Governmental Body, which would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby. As of the date hereof, Seller is not subject to any outstanding judgment, order or decree of any court or Governmental Body, which would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer as follows:

4.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not have a Material Adverse Effect. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

4.02 Subsidiaries. Except as set forth on the attached Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. Each of the Company’s Subsidiaries is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, has all requisite corporate or other organizational power and authority and all authorizations, licenses and permits necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not have a Material Adverse Effect. Except as set forth on the attached Subsidiary Schedule, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of any Subsidiary of the Company, (b) securities convertible or exchangeable into capital stock of any Subsidiary of the Company, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of any Subsidiary of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to any Subsidiary of the Company. All of the capital stock of each of the Subsidiaries of the Company is owned directly by the Company or indirectly by the Company through the Subsidiary(ies) of the Company as described on the attached Subsidiary Schedule.

4.03 Authorization; Valid and Binding Agreement; No Breach.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Buyer and Seller, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Except as set forth on the attached Authorization Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not materially conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any Lien upon any material assets of the Company or any of its Subsidiaries, or require any material authorization, consent, approval, exemption or other material action by or notice to any court, other Governmental Body or other third party, under the provisions of the Company’s or any of its Subsidiaries’ certificate or articles of incorporation or bylaws or other applicable governing documents, or any Material Contract to which the Company or any of its Subsidiaries is bound, or any Law to which the Company or any of its Subsidiaries is subject that is material, other than any such authorizations, consents, approvals, exemptions or other actions (i) required under the HSR Act or applicable antitrust or competition Laws of the country of Russia or (ii) that may be required by reason of Buyer’s participation in the transactions contemplated hereby.

4.04 Capital Stock. The Shares constitute all the capital stock of the Company. Except as set forth on the Capitalization Schedule, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except for the Shares, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company, (b) securities convertible or exchangeable into capital stock of the Company, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

4.05 Financial Statements.

(a) The Financial Statements Schedule attached hereto consists of: (i) the Company’s unaudited consolidated balance sheet as of December 31, 2009 (the “Latest Balance Sheet”) and the related statement of income for the nine-month period then ended (together with the Latest Balance Sheet, the “Unaudited Financial Statements”) and (ii) the Company’s audited consolidated balance sheet and statements of income and cash flows as of and for the fiscal year ended March 31, 2009 (such financial statements referred to in this clause (ii) the “Audited Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”). Except as set forth on the attached Financial Statements Schedule, the Financial Statements have been prepared from the Company’s and its Subsidiaries’ books and records and present fairly in all material respects the respective financial condition and results of operations (and, in the case of the audited consolidated financial statements, the cash flows) of the Company and its Subsidiaries (taken as a whole) as of the respective dates and for the respective periods referred to therein in accordance with GAAP, consistently applied (subject in the case of the unaudited consolidated financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal year-end adjustments, none of which disclosures or changes are material, or, if material, are substantially consistent with prior audited consolidated financial statements, including as to magnitude and scope).

(b) The Company and its Subsidiaries have no Liabilities, except (i) Liabilities set forth on the Latest Balance Sheet, (ii) Liabilities that were incurred after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, (iii) Liabilities not required by GAAP to be reflected on the face of a consolidated balance sheet of the Company and its Subsidiaries, (iv) Liabilities arising under the executory portion of any contract (but not Liabilities that result from, arise out of or are attributable to, any breach of such contract) and (v) Liabilities specifically disclosed in the disclosure schedules attached to this Agreement.

(c) The Accounts Receivable of the Company and its Subsidiaries set forth on the Latest Balance Sheet and arising subsequent to the date of the Latest Balance Sheet represent sales made by the Company and its Subsidiaries in the ordinary course of business pursuant to bona fide transactions involving goods delivered or services rendered by the Company or its Subsidiaries. The Accounts Receivable, and reserves and allowances with respect thereto, reflected on the Latest Balance Sheet are stated thereon in accordance with GAAP, consistently applied with the Company’s historical accounting practices (subject to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments, none of which disclosures or changes are material, or, if material, are substantially consistent with prior audited consolidated financial statements, including as to magnitude and scope). Except as set forth on the attached Accounts Receivable Schedule, to the Company’s Knowledge, any material amounts due, or to become due, in respect of such Accounts Receivable are not in dispute and there are no setoffs or counterclaims asserted, except to the extent provision has been made therefor in the Latest Balance Sheet or the Closing Statement.

(d) The February 2010 backlog report previously provided to Buyer was compiled and prepared using a method and approach substantially consistent with that used in the compilation and preparation of the December 2009 backlog report previously provided to Buyer and, to the Company’s knowledge, as of the date of this Agreement, there are no known project cancellations or significant delays with respect to the top 10 projects by dollar amount set forth in the February 2010 backlog report.

(e) All inventory of the Company and its Subsidiaries (“Inventory”) is located on the Owned Real Property, the Leased Real Property or at various project or worksite locations or warehouse spaces rented by the Company (or in transit from or to any of the foregoing), the warehouse locations of which are set forth on the Other Locations Schedule. The Inventory, and the reserves and allowances with respect thereto, reflected on the Latest Balance Sheet are stated thereon in accordance with GAAP, consistently applied with the Company’s historical accounting practices (subject to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments, none of which disclosures or changes are material, or, if material, are substantially consistent with prior audited consolidated financial statements, including as to magnitude and scope).

(f) Except as set forth on the Indebtedness Schedule, neither the Company nor any of its Subsidiaries has any Indebtedness outstanding as of the date hereof.

(g) The Bonding Arrangements Schedule sets forth as of February 28, 2010 (i) all Bonding Arrangements of the Company or any Subsidiary thereof, (ii) the respective Company or Subsidiary thereof on account of which such Bond Arrangement was entered into or issued, (iii) the respective beneficiaries for which they were entered into or issued, (iv) the respective dates they were entered into or issued and if applicable, the expiration dates thereof, (v) the respective coverage amounts thereof, and (vi) whether any cash collateral, letter of credit or other security arrangement or guaranty has been granted by the Company, any of its Subsidiaries or any other Person with respect thereto.

4.06 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on the attached Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has:

(a) incurred any Indebtedness in excess of $2,000,000 (other than borrowings from banks or similar financial institutions under credit lines in the ordinary course of business);

(b) amended or modified its certificate of incorporation or by-laws (or equivalent governing documents);

(c) subjected any material portion of its properties or assets to any Lien with respect to any Indebtedness or any other material Lien, except for Permitted Liens;

(d) sold, assigned or transferred any material portion of its tangible assets, except in the ordinary course of business;

(e) sold, assigned or transferred any material Intellectual Property owned by the Company or any of its Subsidiaries, except in the ordinary course of business (which includes licensing the use of any such Intellectual Property in connection with sale of goods or services in the ordinary course of business);

(f) issued, sold or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(g) made any material capital investment in, or any material loan to, any other Person (other than a Subsidiary of the Company), except in the ordinary course of business;

(h) declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, except for dividends or distributions made by the Subsidiaries to their respective parents in the ordinary course of business;

(i) made any material capital expenditures or commitments therefor, except (i) in the ordinary course of business and (ii) for such capital expenditures or commitments therefor that are reflected in the Company’s budget for the current fiscal year;

(j) paid, loaned or advanced (other than the payment of salary and benefits in the ordinary course of business or the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors, officers or employees;

(k) hired or terminated the employment of any officer or any Person whose annual compensation from the Company and its Subsidiaries exceeds, or is reasonably expected to exceed, $200,000;

(l) made or granted any bonus or any compensation or salary increase to any current (or former) employee whose annual base salary is (or was at the time of his or her termination) in excess of $200,000 (except in the ordinary course of business in accordance with past practice), or made or granted any material increase in any employee benefit plan or arrangement, or materially amended or terminated any existing employee benefit plan or arrangement or severance agreement or employment contract or adopted any new employee benefit plan or arrangement or severance agreement or employment contract (except as required under applicable law or in the ordinary course of business where such adoption or amendment does not materially increase the cost to the Company of providing such benefits);

(m) intentionally delayed or postponed the payment of accounts payable or other Liabilities beyond the original due date so that such payments are made in a post-Closing period, other than for such payment delayed or postponed in the ordinary course of business;

(n) canceled, compromised, waived or released any material right or claim (or series of related rights or claims that, together, are material) or any Indebtedness (or series of related Indebtedness) owed to it, in each case, other than in the ordinary course of business;

(o) made a material change in its accounting or Tax methods, practices or policies or prepared or filed any Tax Return inconsistent with past practice (including by taking any position, any election or adopting any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods), and the Company has not settled any material federal, state, local or foreign Tax Liability;

(p) commenced or settled any Proceeding involving an amount in excess of $250,000 for any one case;

(q) made any loans or advances to, or guarantees for the benefit of, any Persons (except to employees in the ordinary course of business); or

(r) committed to do any of the foregoing.

4.07 Title to Properties.

(a) Except as set forth on the attached Liens Schedule, the Company or one of its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases, all of the items of tangible, personal property shown to be owned or leased by it on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens, except for items that have been sold or disposed of subsequent to the date hereof in the ordinary course of business consistent with past practices. The assets, rights and properties that the Company and its Subsidiaries own or have a valid lease or license or right to use as of the date hereof are sufficient to conduct the businesses of the Company and its Subsidiaries in all material respects in the manner as presently conducted.

(b) The attached Owned Real Property Schedule sets forth the address and a legal description of all land (collectively, the “Owned Real Property”) owned by the Company or any of its Subsidiaries and used in the business of the Company and its Subsidiaries. The Company or one of its Subsidiaries has good and marketable fee simple title (or foreign equivalent) to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Liens.

(c) The real property demised by the leases described on the attached Leased Real Property Schedule (the “Leased Real Property”) constitutes all of the real property leased or subleased by the Company or any of its Subsidiaries, as lessee, and all of the real property leased or subleased to any third party by the Company or any of its Subsidiaries, as lessor. Except as set forth on the attached Leased Real Property Schedule, the Leased Real Property leases are in full force and effect, and the Company or a Subsidiary of the Company holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights laws. The Company has delivered or made available to Buyer complete and accurate copies of each of the leases described on the attached Leased Real Property Schedule, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Buyer. Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such leases. As of the date hereof and except as described in the attached Leased Real Property Schedule, with respect to each Leased Real Property: (i) neither the Company nor any of its Subsidiaries has received a written notice from any Governmental Body of, or is subject to, a special assessment in excess of $50,000 individually or $250,000 in the aggregate with respect to the Leased Real Property; (ii) to the Company’s Knowledge, there are no material claims, demands, notices, suits or judgments for which the Company or any Subsidiary is responsible relating to fire, zoning, building or health code violations of the Leased Real Property, which have not been heretofore corrected; (iii) none of the Leased Real Property is vacant or unoccupied; and (iv) neither the Company nor any Subsidiary has received a written notice of the intention of any party to terminate any lease described in the Leased Real Property Schedule.

4.08 Tax Matters. Except as set forth on the Taxes Schedule:

(a) the Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by them and have timely paid all Taxes due and owing;

(b) all Taxes, including all estimated Taxes for the current taxable year, of each of the Company and its Subsidiaries attributable to Pre-Closing Tax Periods (regardless of whether disclosed in a Tax Return) have been paid in full, or with respect to Taxes other than Income Taxes, reflected on the Closing Statement and taken into account as a reduction in Net Working Capital, by the Company and each such Subsidiary whether or not such Taxes are due and owing as of the Closing; and the Company has paid $5,250,000 in estimated US federal income tax payments for the period of April 1, 2009 through March 31, 2010;

(c) all material Taxes that each of the Company and its Subsidiaries have been required to deduct, collect or withhold have been duly collected or withheld and, to the extent required when due, have been duly paid to the proper taxing or other Tax Authority, and each of the Company and its Subsidiaries have complied with all reporting and recordkeeping requirements;

(d) (i) neither the Company nor any of its Subsidiaries has granted, requested or is subject to any waiver or extension that is currently in effect for the period of limitations for the assessment or payment of any Tax, (ii) neither the Company nor any of its Subsidiaries has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force, (iii) there is no unpaid deficiency or adjustment for Taxes of any of the Company and each of its Subsidiaries that has been claimed, proposed, asserted or assessed, in each case, in writing, by any Tax Authority with respect to any taxable year for which the statute of limitations has not run, (iv) there are no pending or, to the Company’s Knowledge, threatened Proceedings, deficiencies, refund litigation or claims before any Governmental Body, for or relating to any material Liability in respect of Taxes of the Company and each of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Return which Tax Return has not since been filed;

(e) there are no Liens for Taxes (other than Liens for Taxes not yet due and payable) upon the assets of the Company or any of its Subsidiaries;

(f) there are no closing agreements or rulings relating to Taxes that have been entered into or issued by any Tax Authority with or in respect of the Company or any of its Subsidiaries that will materially affect the Tax Liability of the Company or any of its Subsidiaries for any period (or portion thereof), beginning after the Closing Date;

(g) neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any deferred intercompany gain or excess loss amount described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision of state, local or foreign Law) arising on or prior to the Closing Date, or (iv) change in method of accounting for a taxable period ending on or prior to the Closing Date and no Tax Authority has proposed any adjustment pursuant to Code section 481(a) (or any similar provision of state, local or foreign Law) or change in accounting method;

(h) (i) neither the Company nor any of its Subsidiaries has ever been a member of an “affiliated group” within the meaning of Code section 1504(a) filing a consolidated federal income Tax Return (other than the “affiliated group” as defined in Code section 1504(a) the common parent of which is the Company), (ii) neither the Company nor any of its Subsidiaries is a party to or bound by any binding Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement with any other party, except for any agreement entered into in the ordinary course of business, the primary focus of which is not Taxes and (iii) neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract;

(i) within the two year period ending on the Closing Date, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A);

(j) to the Company’s Knowledge, each of the Company and its Subsidiaries has complied with all reporting and record keeping obligations under Code section 6038 (and any other similar state, local, or foreign Law) and maintained appropriate documentation for transfer pricing arrangements for purposes of Code section 482 (and any other similar state, local, or foreign Law);

(k) neither the Company nor any of its Subsidiaries is required to make any disclosure to the Internal Revenue Service of a “listed” transaction as such term is defined in Treasury Regulation Section 1.6011-4(b)(2); and

(l) neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code, nor has the Company or any of its Subsidiaries had operations which were or may hereafter become reportable under Section 999 of the Code with respect to Pre-Closing Tax Periods.

The representations set forth in this Section 4.08, Section 4.12(f) and Section 4.12(g) are the only representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes shall be based on the representations made in this Section 4.08, Section 4.12(f) and Section 4.12(g) and shall not be based on representations set forth in any other provision of this Agreement.

4.09 Contracts and Commitments.

(a) Except as set forth on the attached Contracts Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to any written:

(i) agreement relating to any completed material business acquisition of a third Person by the Company or such Subsidiary within the last five (5) years;

(ii) collective bargaining agreement or contract with any labor union, other than as described in Section 4.18 hereof or the Employment and Labor Matters Schedule;

(iii) material written bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described in Section 4.12 hereof or the Employee Benefits Schedule;

(iv) stock purchase, stock option or similar plan;

(v) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for fixed compensation in excess of (a) $100,000 per annum in the United States and (b) $200,000 per annum outside of the United States;

(vi) employee leasing agreement that provide for payments in excess of (a) $100,000 per annum in the U.S. and (b) $200,000 per annum outside of the United States;

(vii) any agreement with any independent contractor, sales representative or distributor pursuant to which such Person purchased goods in excess of $500,000 from the Company or any of its Subsidiaries from April 1, 2009 through December 31, 2009;

(viii) all material stand-alone agreements with respect to the licensing of Intellectual Property by the Company or any of its Subsidiaries to a third party or by a third party to the Company or any of its Subsidiaries (including all agreements with respect to the licensing of any Intellectual Property used in a material respect by the Company or any of its Subsidiaries, but excluding license agreements for commercially available off-the-shelf software);

(ix) agreement, instrument or arrangement with, or relating to the provision of goods or services to, any Governmental Body where the amount involved currently outstanding is $100,000 or more, other than any agreement, instrument or arrangement entered into in the ordinary course of business;

(x) agreement, indenture or instrument relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien with respect to Indebtedness or other material Lien on the Company’s or any of its Subsidiaries’ assets;

(xi) guaranty of any obligation for borrowed money;

(xii) lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(xiii) lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $100,000;

(xiv) “take or pay” contracts;

(xv) any contract under which the Company or any of its Subsidiaries is obligated to pay an earnout or other similar contingent purchase price amount to a third party in connection with an acquisition or sale of assets as to which the Company or any of its Subsidiaries or their respective assets are bound;

(xvi) any contract that establishes a partnership or joint venture;

(xvii) contract or group of related contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a selling price in excess of $250,000;

(xviii) contract or group of related contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $500,000;

(xix) non-competition agreement or exclusivity agreement (other than distributor or agency agreements) which materially prohibits the Company or any of its Subsidiaries from freely engaging in business anywhere in the world;

(xx) agreement with any transportation company involving annual payments in excess of $250,000;

(xxi) stand-alone agreement for the transportation or disposal of Hazardous Substances; or

(xxii) Bonding Arrangements or stand-alone indemnification agreements (other than guarantees by the Company or any of its Subsidiaries of the obligations of another Subsidiary of the Company).

(b) Buyer has been given access to or the Company has made available to Buyer at its offices a true and correct copy of all written contracts which are referred to on the Contracts Schedule, together with all material amendments, waivers or other changes thereto.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries is in material breach or default under any contract listed on the Contracts Schedule or any lease described on the Leased Real Property Schedule (each, a “Material Contract” and, collectively, the “Material Contracts”). To the Company’s Knowledge, no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination by the other party, under a Material Contract. To the Company’s Knowledge, the other party to each of the Material Contracts is not in material breach or default thereunder. Each Material Contract, with respect to the Company and its Subsidiaries, is valid, binding, enforceable (except as such enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies) and in full force and effect (assuming such Material Contract is valid and binding obligation of the other parties thereto). Each Material Contract, with respect to the other parties to such Material Contract, to the Company’s Knowledge, is valid, binding, enforceable (except as such enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies) and in full force and effect. To the Company’s Knowledge, no other party to any Material Contract has repudiated any material provision of any Material Contract.

4.10 Intellectual Property. All of the issued Patents, Patent applications and other registered Patents, Internet domain names, registered Trademarks, Trademark applications, material unregistered Trademarks, registered copyrights and copyright applications currently owned by the Company or any of its Subsidiaries (the “Registered Intellectual Property”) are set forth on the attached Intellectual Property Schedule. Except as set forth on the “Intellectual Property Schedule: (i) the Company or one of its Subsidiaries owns and possesses all right, title and interest in and to the Registered Intellectual Property, and owns and possesses all right, title and interest in and to, or possesses the valid right to use, subject to written license agreements set forth on the Contracts Schedule immediately under the subheading “Intellectual Property Licenses”, all other Intellectual Property currently used in the conduct of the Company’s or any of its Subsidiaries’ respective businesses in all material respects in the manner as presently conducted, free and clear of all Liens except Permitted Liens, (ii) the Registered Intellectual Property has not been cancelled, expired or abandoned, and, to the Company’s Knowledge, is valid and subsisting, (iii) neither the Company nor any of its Subsidiaries has received any written notices of infringement or misappropriation since the Acquisition Date from any Person with respect to any Intellectual Property, (iv) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is currently infringing on any Patents of any other Person, (v) neither the Company nor any of its Subsidiaries is currently infringing on any Intellectual Property, other than Patents, of any other Person that would reasonably be expected to give rise to any material Liability, (vi) to the Company’s Knowledge, no Person is currently infringing on the Intellectual Property owned by the Company or any of its Subsidiaries, and (vii) neither the Company nor any of its Subsidiaries has licensed or sublicensed its rights in any of the material Intellectual Property owned or licensed by the Company or any Subsidiary (other than non-exclusive licenses or sublicenses granted via non stand-alone license agreements in the ordinary course of business in a manner not inconsistent with industry practice).

4.11 Litigation. Except as set forth on the attached Litigation Schedule, as of the date hereof, there are (a) no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, which, if determined adversely to the Company or any of its Subsidiaries, would result in Liability to the Company and its Subsidiaries in excess of $250,000 in any one case or series of related cases based upon substantially similar events or facts, and (b) no Proceedings pending by the Company or any of its Subsidiaries against any other Person. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order or decree of any court or Governmental Body. The Litigation Schedule identifies each matter which an insurer is currently providing coverage or a defense and whether such coverage or defense for such matter is subject to such insurer’s reservation of rights.

4.12 Employee Benefit Plans.

(a) Except as listed on the attached Employee Benefits Schedule or with respect to any plan or arrangement under which the Company’s and its Subsidiaries’ only obligation or commitment is to provide the minimum benefit required under the applicable law of any country or jurisdiction outside the United States, with respect to employees of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries maintains or contributes to or is a party to any “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (the “Pension Plans”), “welfare plans” (as defined under Section 3(1) of ERISA) (the “Welfare Plans”), any severance, change-in-control, material fringe benefit, retention, bonus, incentive or deferred compensation, program, policy or arrangement or any other material employee benefit plan, program, policy or arrangement or any employment or similar agreement which requires the provision of (or eligibility for) any material benefit other than benefits provided under other Plans listed on the attached Employee Benefits Schedule (collectively, together with the Pension Plans and Welfare Plans, the “Plans”). Each Plan that is subject to the Laws of a jurisdiction outside the United States of America (each, a “Foreign Plan”) is identified as such on the Employee Benefits Schedule. Each Foreign Plan that is intended to qualify for special Tax treatment has met all requirements for such treatment. Except as set forth on the attached Employee Benefits Schedule immediately under the subheading “Non-Compliance/Qualification Defects”, each of the Pension Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or favorable prototype opinion letter from the Internal Revenue Service and no circumstances exist which could be reasonably expected to cause such a Pension Plan to be not so qualified. Except as set forth on the attached Employee Benefits Schedule immediately under the subheading “Non-Compliance/Qualification Defects,” the Plans comply in form and in operation in all material respects with their terms and all applicable laws, including the requirements of the Code and ERISA (if applicable). The Company made available to Buyer with respect to each Plan (other than non-material Foreign Plans), as applicable, true, current and complete copies of (i) all plan documents (or a written summary if no plan document exists), related trust agreements, insurance contracts and policies and all amendments thereto, (ii) all current summary plan descriptions and summaries of material modifications, (iii) the Form 5500 annual reports and accompanying schedules and actuarial reports, as filed, for the most recently completed three plan years, (iv) all documents and correspondence relating to the Plans received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other Governmental Body during the past three years, and (v) the most recent favorable determination letter or favorable prototype opinion letter.

(b) With respect to the Plans, all required contributions of the Company or any of its Subsidiaries and all insurance premiums due on or before the Closing Date have been made or properly accrued in accordance with GAAP on or before the Closing Date.

(c) Except as set forth on the attached Employee Benefits Schedule, none of the Plans is subject to Title IV of ERISA or Section 412 of the Code and none of the Company, any Subsidiary or any ERISA Affiliate has any material Liability, whether direct, indirect, contingent or otherwise, under

Section 412 of the Code or Title IV of ERISA. None of the Company, any Subsidiary or any ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA or Section 412 of the Code. Except as set forth on the attached Employee Benefits Schedule immediately under the subheading “Non-Compliance/Qualification Defects”, none of the Company, any Subsidiary or any ERISA Affiliate has any Liability on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B. Each Plan that is a defined benefit pension plan (i) that is funded by employer contributions or (ii) under which benefits are paid by an insurance company pursuant to a policy between such insurance company and the Company or any Subsidiary, that could result in unfunded or under funded accrued liabilities to the Company, any Subsidiary, any of their respective Affiliates or Buyer is denoted with an asterisk (*) on the Employee Benefits Schedule. None of the Company or any Subsidiary would be liable for any material payments with respect to such Plan if the Plan were terminated as of the date hereof. None of any Plan, the Company or any Subsidiary provides, or has an obligation to provide, medical, life insurance or other welfare benefits to any Person (other than a beneficiary of any employee) at a time when he or she is not an employee of the Company or its Subsidiaries (other than as required under Code Section 4980B, or similar Law).

(d) There is no pending or, to the Company’s Knowledge, threatened action, claim or lawsuit relating to any Plan (other than routine claims for benefits). There is no audit, inquiry or examination pending or, to the Company’s Knowledge, threatened by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Body with respect to any Plan.

(e) Except as set forth on the attached Employee Benefits Schedule immediately under the subheading “Entitlement to Payment”, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) entitle any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries to any payment (including severance pay or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Plan; or (iii) result in any increase in benefits payable under any Plan.

(f) No amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of section 280G of the Code, or would constitute an “excess parachute payment” if such amounts were subject to the provisions of section 280G of the Code and no Person is entitled to receive any additional payments form the Company or any of its Subsidiaries as a result of the imposition of any tax under Section 4999 of the Code.

(g) Neither the Company nor any Subsidiary maintains or is party to any arrangement that is subject to Section 409A of the Code.

4.13 Insurance. The attached Insurance Schedule lists each material insurance policy maintained by the Company and its Subsidiaries. All such insurance policies are in full force and effect and the limits with respect thereto have not been exhausted. Neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination of any such policy. Neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policies, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute a material default or permit termination, modification or acceleration under such policy. To the Company’s Knowledge, no insurer is currently in default under any such insurance policies. Since the Acquisition Date, neither the Company nor any of its Subsidiaries has been denied insurance for any reason with respect to any insurance policy for which it applied. Since the Acquisition Date, neither the Company nor any of its Subsidiaries has received in writing any notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general. With respect to such insurance policies, no further premiums (including Liberty Mutual audit premiums for General Liability and Workers Compensation) or payments will be due after the Closing Date with respect to periods on or prior to the Closing Date other than as reflected in Net Working Capital.

4.14 Compliance with Laws; Permits. Except as set forth on the attached Compliance with Laws Schedule, the Company and each of its Subsidiaries are, and since January 1, 2005 have been, in compliance in all material respects with all applicable Laws. Except as set forth on the attached Compliance with Laws Schedule, neither the Company nor any Subsidiary has received any written notice of any pending investigation or review by any Governmental Body with respect to the Company or any of its Subsidiaries. To the Company’s Knowledge, no investigation or review by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened. The Company and its Subsidiaries hold all material governmental permits, licenses, registrations certificates and other governmental authorizations necessary for the Company and its Subsidiaries to conduct their respective businesses as presently conducted.

4.15 Environmental Compliance and Conditions. Except as set forth on the attached Environmental Schedule:

(a) Since January 1, 2005, the Company and its Subsidiaries are and have been in material compliance with the requirements of all applicable Environmental Laws.

(b) The Company and its Subsidiaries are, and since January 1, 2005 have been, in material compliance with all authorizations, licenses and permits required under Environmental Law (“Environmental Permits”) to operate at the Owned Real Property and the Leased Real Property and to carry on its businesses as now conducted, and there are no filings with, notifications to or consent required by any Governmental Body to continue such Environmental Permits in full force and effect after the Closing. There is no pending or, to the Company’s Knowledge, threatened administrative or judicial proceeding, review or investigation by any Governmental Body that would reasonably be expected to result in the involuntary revocation, non-renewal or adverse modification of any such Environmental Permits.

(c) Except with respect to matters that have been settled or resolved with no obligation outstanding, the Company and its Subsidiaries have not received any written notice, claim or demand from any Governmental Body or any other Person, and there are no consent orders in effect, Proceedings pending or, to the Company’s Knowledge, threatened, involving any actual or alleged violation of Environmental Laws or Environmental Permits, or any Liability or potential Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws or Environmental Permits, the subject of which could reasonably be expected to result in material Liability on the part of the Company or its Subsidiaries.

(d) Except as permitted by Environmental Law, neither the Company nor its Subsidiaries have released any Hazardous Substance at any Owned Real Property, Leased Real Property or any formerly owned or leased real property, or have arranged for the treatment, storage or disposal of any Hazardous Substance at any other real property, in any such case so as would reasonably be expected to give rise to material Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under the Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended, or any other Environmental Laws.

(e) There are no underground storage tanks located at, under or on any Owned Real Property, or utilized by the Company or any of its Subsidiaries at any Leased Real Property, except in material compliance with Environmental Laws, and the Company and its Subsidiaries have in place all training and employee protection programs required by occupational, health and safety requirements under Environmental Laws, including with respect to the presence of asbestos-containing materials at any Owned Real Property or Leased Real Property.

(f) The representations and warranties in this Section 4.15 are the sole and exclusive representations and warranties in this Agreement concerning environmental matters including, without limitation, matters arising under Environmental Laws and Environmental Permits.

4.16 Affiliated Transactions. Except as set forth on the attached Affiliated Transactions Schedule, no officer, director, stockholder or Affiliate of the Company or its Subsidiaries or any individual in such officer’s, director’s, stockholder’s or Affiliate’s immediate family (i) is a party to any material agreement, contract, commitment or transaction with the Company or its Subsidiaries (excluding employment arrangements), (ii) has any interest in any property used by the Company or its Subsidiaries or (iii) provides or causes to be provided to the Company or any of its Subsidiaries, any asset, services or facilities used by the Company or its Subsidiaries.

4.17 Customers and Suppliers. The attached Customers and Suppliers Schedule contains a complete and accurate list of (a) the ten (10) largest customers and ten (10) largest agents of the Company and its Subsidiaries (based on amounts invoiced to customers and agents in the most recently completed fiscal year), together with the amounts invoiced by the Company and its Subsidiaries to such customers and agents during the most recently completed fiscal year, and (b) the ten (10) largest suppliers to the Company and its Subsidiaries (based on purchases in the most recently completed fiscal year), together with the volume (in dollars) of the purchases made from such suppliers during the most recently completed fiscal year. As of the date hereof, to the Company’s Knowledge, no customer, agent or supplier listed on the attached Customers and Suppliers Schedule has indicated to the Company in writing that it intends to discontinue doing business with the Company or its Subsidiaries or materially reduce the business that it conducts with the Company and its Subsidiaries, in each case, as a result of poor performance or any other failure or default on the part of the Company or its Subsidiaries in connection with any prior transaction.

4.18 Employment and Labor Matters Except as set forth on the attached Employment and Labor Matters Schedule,

(i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two years;

(ii) there is no lawsuit, grievance, arbitration, administrative hearing, employment standards complaint, pay equity complaint, occupational health and safety charge, claim or investigation of wrongful (including constructive) discharge, employment discrimination or retaliation, sexual harassment, unfair labor practice charge or complaint or other employment dispute of any nature pending or, to the Company’s Knowledge, threatened, against the Company or any Subsidiary;

(iii) there are no current union representation questions involving employees of the Company or any of its Subsidiaries.

(iv) the Company and each of its Subsidiaries is in compliance in all material respects with all Laws and orders relating to the employment of labor, including all Laws and orders relating to wages, hours, discrimination, sexual harassment, civil rights, immigration, safety and health, workers’ compensation and the collection and payment of withholding Taxes, social security Taxes and similar Taxes;

(v) to the Company’s Knowledge, all employees of the Company and its Subsidiaries working in the United States are authorized to work in the United States and a Form I-9 has been properly completed and retained with respect to each employee or former employee as required by applicable Law;

(vi) to the Company’s Knowledge, all employees of the Company and its Subsidiaries working in countries outside of the United States are authorized to work in such countries and the necessary immigration approvals have been obtained with respect to each employee or former employee as required by applicable Law;

(vii) (a) there are no written employment contracts (other than offer letters and non-competition agreements which do not provide for rights to severance compensation) for any employee working in the United States or employed by a United States Subsidiary of the Company and (b) no employee working in the United States or employed by a United States Subsidiary of the Company has any contractual right to severance compensation;

(viii) no employee of the Company or any of its Subsidiaries or former employee has any right to be rehired by the Company or any of its Subsidiaries prior to it hiring a Person not previously employed by the Company or any of its Subsidiaries; and

(ix) all employees of the Company and its Subsidiaries have been or will have been on or before the Closing, paid in full by the Company and its Subsidiaries for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement) for all services performed by such employees up to and including the Closing, or any such unpaid amounts existing at the time of the Closing will be properly reflected in the Net Working Capital included in the Closing Statement.

(x) The Company and each of its Subsidiaries are and have been in compliance with the requirements of the WARN Act and have no Liabilities or unfulfilled notice obligations pursuant to the WARN Act.

(b) The Employment and Labor Matters Schedule sets forth all indebtedness for borrowed money or other monetary obligations owed to the Company or any of its Subsidiaries by any present or former employee of the Company or any of its Subsidiaries (except for loans or advances to present employees in the ordinary course of business that aggregate less than $100,000).

4.19 Product Warranty. Except as set forth on the Product Warranty Schedule, with respect to any product or service manufactured, sold, leased or delivered by the Company or any of its Subsidiaries, neither the Company nor any Subsidiary has received any written notice or, to the Company’s Knowledge any oral notice, of any material Proceedings pending or threatened against the Company or any of its Subsidiaries with respect to the quality or performance of such products or services with respect to claims in excess of $100,000 individually or $500,000 in the aggregate (which would include any claims relating to any alleged defects, deficiencies, non-conformance, or negligence with respect to any such products or services).

4.20 Certain Payments. No employee or agent of the Company or any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, given or agreed to give to (a) any customer, supplier, employee of a Governmental Body, or any actual agent of any of the foregoing who is in a position to help or hinder the business of the Company or any of its Subsidiaries (or assist such party in connection with any actual or proposed transaction relating to the business of the Company or any of its Subsidiaries) any gift or benefit in violation of applicable Laws or (b) to the Company’s Knowledge, any gift or similar benefit which if not continued or repeated in the future would have a material adverse effect on the relationship of the Company or any of its Subsidiaries with such Person. Neither the Company nor any Subsidiary thereof has taken any action (or engaged in any omission) that violated the United States Foreign Corrupt Practices Act of 1977 (including all regulations promulgated pursuant thereto), as amended.

4.21 Brokerage and Expenses. Except as set forth on the attached Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller or the Company or any of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Company as follows:

5.01 Organization and Power. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the state of its organization, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

5.02 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Buyer, and no other proceedings on Buyer’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Seller and the Company, this Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03 No Breach. Buyer is not subject to or obligated, to the extent applicable, under its articles of incorporation, its bylaws or applicable governing documents, any applicable Law that is material, or any material agreement or instrument, or any license, franchise or permit, or any order, writ, injunction or decree, which would be breached or violated in any material respect by its execution, delivery or performance of this Agreement.

5.04 Consents, etc. Except for the applicable requirements of the HSR Act and applicable antitrust or competition Laws of the country of Russia, Buyer is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by

Buyer in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than any such consent, approval, authorization (i) required under the HSR Act or applicable antitrust or competition Laws of the country of Russia or (ii) that may be required by reason of Seller’s participation in the transactions contemplated hereby.

5.05 Litigation. There are no Proceedings pending or, to Buyer’s knowledge, overtly threatened against or affecting Buyer at Law or in equity, or before or by any Governmental Body, which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby. Buyer is not subject to any outstanding judgment, order or decree of any court or Governmental Body.

5.06 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

5.07 Investment Representation. Buyer is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. Buyer acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, assigned, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Shares are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

5.08 Financing. Buyer has obtained: (i) a debt financing commitment letter (together with copies of any provisions relating to “market flex” or similar provisions affecting the structure, pricing, maturity, amortization or any other terms with respect to the financing contemplated by such debt financing commitment letter), dated as of the date hereof, by and among Jefferies Finance LLC (“Jefferies”), Bank of Montreal (“BMO”), KeyBank National Association (“KeyBank”), CHS V and Buyer, pursuant to which each of Jefferies, BMO and KeyBank has committed to provide or cause to be provided debt financing to Buyer (which includes up to $200,000,000 in bridge financing to be utilized in the event that the issuance and sale of senior secured second lien notes in a comparable amount is not consummated at or prior to the Closing) (the “Bridge Loans”) in connection with the transaction contemplated hereby, a complete and accurate fully executed copy of which is attached hereto as Exhibit E (the “Bridge Loans Commitment Letter”); (ii) a debt financing commitment letter (together with copies of any provisions relating to “market flex” or similar provisions affecting the structure, pricing, maturity, amortization or any other terms with respect to the financing contemplated by such debt financing commitment letter), dated as of the date hereof, by and among General Electric Capital Corporation (“GE Capital”), GE Canada Finance, Buyer, BMO, Key Bank (together, the “Revolver Lenders”) and Buyer, pursuant to which the Revolver Lenders have committed to provide or cause to be provided debt financing to Buyer (which includes up to $40,000,000 in a senior secured credit facility of which up to Cdn $20,000,000 may be available to a Canadian borrower) (the “Revolver Loans”), a complete and accurate fully executed copy of which is attached hereto as Exhibit F (the “Revolver Commitment Letter” and together with the Bridge Loans Commitment Letter, the “Debt Commitment Letters”); and (iii) an equity financing commitment letter, dated as of the date hereof, pursuant to which CHS V has, among other things, and subject to the terms and conditions thereof, committed to provide equity financing to Buyer in connection with the transactions contemplated hereby, a complete and accurate fully executed copy of which is attached hereto as Exhibit G (the “Equity Commitment Letter”). The Debt Commitment Letters and Equity Commitment Letter shall together be referred to herein as the “Commitment Letters”. Subject to the conditions expressly set forth therein, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters provide all funds necessary (a) to consummate the transactions contemplated hereby, including the payment of the Purchase Price, the deposit of the Escrow Amount, the payoff of the Company Senior Debt Payoff Amount and Indebtedness identified on the Indebtedness Pay-Off Schedule and the payment of the unpaid Seller Transaction Expenses in accordance with the final invoices delivered pursuant to Section 2.02(i)(iv), and (b) to pay all fees and expenses of Buyer at the time of the Closing. The Debt Commitment Letters (together with the ancillary documents referenced therein or delivered to the Company’s counsel) constitute all of the agreements entered into between Jefferies, BMO, KeyBank, GE Capital, GE Canada Finance and/or their respective Affiliates and Buyer and its Affiliates with respect to the financing arrangements contemplated thereby. The Commitment Letters are not subject to any contingency or condition of any kind whatsoever related to the funding of the full amount of the financing contemplated by the Commitment Letters (including any “market flex” provisions or similar provisions affecting the structure, pricing, maturity, amortization or any other terms) other than as set forth in the executed copies thereof (and in the copy of the “market flex” provision or similar provisions affecting the structure, pricing, maturity, amortization or any other terms excerpted from any related fee letter) attached hereto. The Commitment Letters are in full force and effect, constitute the legal, valid and binding obligations of Buyer and, to the knowledge of Buyer, the other parties thereto, and have not been modified or amended in any respect, and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded. Neither Buyer nor any of its Affiliates is in breach of any of the Commitment Letters nor do Buyer or any of its Affiliates have knowledge of any breach of the Commitment Letters by any of the other parties thereto. As of the date hereof, to the Buyer’s knowledge, (x) neither Buyer nor any other party to any Commitment Letter will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it or such other party as a condition to the obligations under the Commitment Letters prior to the expiration thereof and (y) no portion of the financing contemplated by the Commitment Letters will not be made available to Buyer at the Closing. Buyer has paid in full any and all commitment fees and/or other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letters and will pay all other commitment fees and/or other fees required to be paid under the terms of the Commitment Letters upon the Closing. Buyer will not use any portion of the Cdn $20,000,000 of the Revolver Loans to repay any of the Company Senior Debt.

5.09 Solvency. Assuming (i) that all representations and warranties in Articles III and IV are true and correct in all material respects, (ii) that the Company is in compliance in all material respects with its covenants set forth in Sections 6.01(a) and (iii) satisfaction of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement, or waiver of such conditions by Buyer, then immediately after giving effect to the transactions contemplated by this Agreement (a) the Buyer and its Subsidiaries will be able to pay their debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) the Buyer and its Subsidiaries will have adequate capital to carry on their businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company, its Subsidiaries or the Buyer.

ARTICLE VI

CERTAIN PRE-CLOSING COVENANTS

6.01 Conduct of the Business.

(a) From the date hereof until the Closing Date, except as set forth on the attached Conduct of Business Schedule, the Company shall use its commercially reasonable efforts to carry on its and its Subsidiaries’ businesses according to its ordinary course of business and substantially in the same manner as heretofore conducted; provided that, the foregoing notwithstanding, the Company may use all available cash to repay any Seller Transaction Expenses or Indebtedness prior to the Closing.

(b) From the date hereof until the Closing Date, except as otherwise provided for by this Agreement or consented to in writing by Buyer, the Company shall not, and shall not permit any of its Subsidiaries to, intentionally take any action which, if taken after the date of the Latest Balance Sheet, would be required to be disclosed on the Developments Schedule pursuant to Section 4.06.

(c) From the date hereof until the Closing Date, the Company shall not, and shall cause its Subsidiaries to not, permit the modification of any of the insurance policies set forth on the attached Insurance Schedule without the prior written consent of Buyer.

(d) Prior to the Closing Date, the Company shall enter into the Intercompany Agreement with Thermon Canada, Inc., in the form attached hereto as Exhibit H (the “Intercompany Agreement”) and shall deliver a copy of such fully-executed Intercompany Agreement to Buyer and shall comply with the terms thereof.

(e) From the date hereof through the Closing Date, the Company shall not, and shall cause its Subsidiaries to not, permit any amendment, waiver or other modification of any or all of the Audax Acquisition Documents, or release any amounts held in escrow or by the Company or any Subsidiary pursuant to the terms of any such documents or otherwise in connection therewith, without the prior written consent of Buyer, except the Company may release funds in the 2007 Escrow Agreement, provided further that the balance of the Audax Escrow Funds shall not be less than $1,000,000.

(f) From the date hereof through the Closing, the Company shall cause the applicable Subsidiaries thereof to retain sufficient cash in an amount not to exceed $1,595,000 to enable such Subsidiaries to make the estimated Income Tax payments set forth on the April and May 2010 Estimated Tax Payments Schedule for such Subsidiaries with respect to the Pre-Closing Tax Period to the extent such estimated Income Tax payments have not been made prior to the Closing Date (such retained cash on the Closing Date being the “Reserved Estimated Tax Payment Cash”). The Company will promptly, but in any event within 60 days of the Closing Date, determine the actual amount of Income Tax liability applicable to April 2010 and, to the extent prior to Closing, May 2010, for such Subsidiaries, which determination will be subject to Seller’s approval not to be unreasonably withheld, conditioned or delayed, and will pay in cash any such amounts to Seller to the extent the Reserved Estimated Tax Payment Cash plus any Income Tax payments made for April and May 2010 prior to the Closing with respect to such Subsidiaries exceed the actual amount of Income Tax allocable to such period with respect to such Subsidiaries set forth on the April and May 2010 Estimated Tax Payments Schedule. For purposes of this Section 6.01(f), the determination of the Taxes of the Company or such Subsidiary for the period including April and May 2010 shall be determined on a “closing of the books basis” by treating such period as two partial periods, one ending at the close of the earlier of May 31, 2010 or the Closing Date and the other beginning on the day after such date, except that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis, provided, however, that the amount of Taxes for such period shall be reduced by the amount of estimated Tax payments that have been made with respect to such period.

6.02 Access to Books and Records. From the date hereof until the Closing Date, upon reasonable notice, the Company shall provide Buyer and its authorized representatives (“Buyer’s

Representatives”) with access as reasonably requested by Buyer to the offices, personnel, advisors, properties, books and records of the Company and its Subsidiaries to the extent relating to the transition of the Company’s business to Buyer; provided that such access does not unreasonably interfere with the normal operations of the Company; provided further that all requests for such access shall be directed to Charles Stocks at Jefferies & Company, Inc. or such other Person as the Company may designate in writing from time to time. To the extent the Company reasonably believes in good faith that disclosure of information to Buyer otherwise required by this Agreement would result in the loss of the attorney client privilege, the Company shall inform Buyer that it is not disclosing information to Buyer based on such concern but the Company shall disclose all information related thereto that the Company can disclose without the loss of such privilege as advised by counsel. The Company shall promptly and, in any event, before Closing, enter into a joint defense agreement with Buyer to allow for disclosure of such privileged information, such agreement in form and substance mutually agreed upon by Buyer and the Company acting reasonably in good faith. Neither the Company nor Seller make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 6.02, and Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in Seller’s and the Company’s representations and warranties contained in Article III and Article IV and as provided in Section 6.07. The information provided pursuant to this Section 6.02 will be used solely for the purpose of effecting the transactions contemplated hereby, and will be governed by all the terms and conditions of the Confidentiality Agreement, dated May 13, 2008, by and between Seller and Code Hennessy & Simmons LLC (as amended, modified and supplemented from time to time, including, without limitation, all addendums, the “Confidentiality Agreement”).

6.03 Obtainment of Consents; Regulatory Filings.

(a) The Company will use commercially reasonable efforts to obtain consents of all Persons who are party to the agreements set forth on the Authorization Schedule and designated by an asterisk (*). All costs incurred in connection with obtaining such consents shall be borne by Seller. The Company shall coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing. Subject to applicable Laws relating to the exchange of information, Buyer shall have the right to review in advance, and to the extent practicable will consult with the Company and Seller on the information provided in connection with obtaining such consents and as to the form and substance of such consents. In exercising the foregoing right, Buyer shall act reasonably and as promptly as practicable.

(b) Seller, the Company and their respective Affiliates shall, within two (2) business days after the date hereof, make or cause to be made all required filings and submissions under any material Laws applicable to Seller, the Company and their respective Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, Buyer shall have the right to review in advance, and to the extent practicable will consult with Buyer on, all the information that appears in any such filings. In exercising the foregoing right, the Company shall act reasonably and as promptly as practicable.

(c) The Seller, the Company and their respective Affiliates will use commercially reasonable efforts to obtain consents of all Government Bodies necessary to the consummation of the transactions contemplated by this Agreement. All filing fees incurred in connection with obtaining such consents, including the HSR Act filing fee, shall be borne by Buyer. Seller, the Company, and their respective Affiliates acknowledge that Buyer shall not be responsible for their attorneys’ fees and expenses incurred in connection with obtaining such consents. The Company shall coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing. Subject to applicable Laws relating to the exchange of information, Buyer shall have the right to review in advance, and to the extent practicable will consult with the Company and Seller on the information provided in connection with obtaining such consents and as to the form and substance of such consents. In exercising the foregoing right, Buyer shall act reasonably and as promptly as practicable.

(d) Seller, the Company, Buyer and their respective Affiliates shall (i) apply for “early termination” of the waiting period or comparable period under the HSR Act with respect to the transactions contemplated by this Agreement and (ii) not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Government Body not to consummate the transactions contemplated hereby, except with the prior written consent of Seller and Buyer. Seller and the Company shall keep Buyer apprised of the status of all filings and submissions referred to in this Section 6.03, including promptly furnishing Buyer with copies of notices or other communications received by Seller or the Company in connection therewith. Each of Seller and the Company shall not permit any of its officers, employees or other representatives or agents, as applicable, to participate in any meeting with any Governmental Body in respect of such filings and submissions unless it consults with Buyer in advance and, to the extent permitted by such Governmental Body, gives Buyer the opportunity to attend and participate thereat.

6.04 Conditions. Seller shall use commercially reasonable efforts to deliver the items set forth in Section 2.02(h), and the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 2.02 hereof to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Section 2.02 (other than those to be satisfied at the Closing); provided that it being understood that neither the Company nor Seller has any legally binding covenants in connection with Buyer’s obtainment of Buyer’s debt or equity financing.

6.05 Exclusive Dealing. During the period from the date of this Agreement through the Closing Date or the earlier termination of this Agreement pursuant to Section 8.01 hereof, neither Seller nor the Company shall take or permit any other Person on its behalf to take any action to, directly or indirectly: (a) solicit, initiate or otherwise encourage any proposal or offer from any Person (other than Buyer or one of its Affiliates) relating to any transaction or series of related transactions involving: (i) merger, consolidation, share exchange, conversion, recapitalization, refinancing, liquidation or acquisition of the Seller, the Company or any Subsidiary thereof, (ii) sale of any material amount of assets of Seller, the Company or any Subsidiary thereof outside of the ordinary course of business, (iii) direct or indirect acquisition or purchase of any capital stock or other equity interests of Seller, the Company or any Subsidiary thereof, or (iv) any similar transaction or business combination involving Seller, the Company or any Subsidiary thereof (each of the above, an “Alternative Transaction”); (b) participate in any discussions or negotiations with, provide any information to, or enter into any agreement with any Person (other than Buyer or one of its Affiliates) in connection with an Alternative Transaction; or (c) accept any proposal or offer from any Person (other than Buyer or one of its Affiliates) relating to an Alternative Transaction.

6.06 Notification. From the date hereof until the Closing Date, the Company may disclose to Buyer in writing (in the form of updated disclosure schedules) any development, fact or circumstance first arising after (and only after) the date hereof causing a breach of any of the representations and warranties contained in Article III or Article IV hereof and of any breach of the covenants in this Agreement made by the Company or Seller. Such disclosures shall amend and supplement the appropriate disclosure schedules delivered on the date hereof as of the Closing Date and attached hereto; provided that, such disclosures shall not be deemed to amend and supplement the appropriate disclosure schedules for purposes of the conditions to Closing set forth in Section 2.02(a) or (b) above or Buyer’s ability to terminate this Agreement pursuant to Section 8.01(b) below. Upon the Closing, the delivery of any such updated disclosure schedules will be deemed to have cured any misrepresentation or breach of warranty or covenant that otherwise might have existed on the Closing Date by reason of such inaccuracy or breach and Buyer shall not have any claim (whether for indemnification or otherwise) against the Company or Seller for any such breach or inaccuracy.

6.07 Update of Financial Statements. During the period from the date of this Agreement through the Closing Date or the earlier termination of this Agreement pursuant to Article VIII, the Company shall prepare in the ordinary course of business consistent with past practice, and deliver to Buyer promptly upon completion, but in any event no later than thirty (30) days after the end of the applicable fiscal month, consolidated financial statements for the Company and its Subsidiaries for each fiscal month ending after December 31, 2009, consisting of a balance sheet as of the end of such month and statements of operations for that month and for the portion of the year then ended (the “Monthly Financial Statements”) provided that, notwithstanding the foregoing, the Monthly Financial Statements for the fiscal month ending January 31, 2010 shall be delivered to Buyer on or before the date of this Agreement and Monthly Financial Statements for any fiscal month ending after March 1, 2010 will not be required to be delivered. The Monthly Financial Statements shall be (or shall have been) prepared from the Company’s and its Subsidiaries’ books and records and present fairly in all material respects the respective financial condition and results of operations of the Company and its Subsidiaries (taken as a whole) as of the respective dates and for the respective periods referred to therein in accordance with GAAP, consistently applied (subject to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal year-end adjustments, none of which disclosures or changes are material, or, if material, are substantially consistent with prior consolidated audited financials, including as to magnitude and scope).

6.08 Certain Environmental Actions.

(a) During the period from the date of this Agreement through the Closing Date, the Company shall use commercially reasonable efforts, at its sole cost and expense, to have the waste drums stored north of the Electron Cross-Linking Facility building (such drums, the “Pre-Closing Waste Drums”) at the Company’s San Marcos, Texas campus removed and disposed of in accordance with Environmental Laws (the “Drum Disposal”) prior to the Closing Date, except for up to three of the Pre-Closing Waste Drums that are not full (the “Continued Use Drums”). Such removal process shall include having the contents of the Pre-Closing Waste Drums sampled by a qualified third party vendor for waste handling purposes pursuant to a proposal reasonably satisfactory to Buyer, and thereafter sent off-site for disposal in accordance with all applicable Environmental Laws based upon the results of such testing. The Company shall promptly provide to Buyer the results of the testing performed on the contents of the Pre-Closing Waste Drums and documentation evidencing their proper disposal, in each case in form and substance reasonably satisfactory to Buyer.

(b) The Company shall promptly, but in any event no later than April 1, 2010, engage, or cause Thermon Heat Tracers Pvt. Ltd. (“Thermon India”) to engage, a reputable environmental consulting firm reasonably acceptable to Buyer to address environmental compliance matters at Thermon India’s Pune, India facility (the “Pune Facility”), which such consultant shall be engaged to assist and advise Thermon India in (i) filing permit applications required under applicable Environmental Laws in connection with operations at the Pune Facility as currently conducted; (ii) reviewing and, as required by Environmental Laws, implementing revised wastewater and waste handling practices; and (iii) any other actions required by the relevant Governmental Body pursuant to applicable Environmental Laws in connection with such permit applications and revised waste and wastewater handling procedures. The Company shall, and shall cause Thermon India to, reasonably cooperate with the consultant during the pre-Closing Date period of consultant’s engagement and shall provide Buyer with evidence, which evidence shall be in such form and substance reasonably acceptable to Buyer, as to the timely retention of such consultant as required under this Section 6.08(b) and as to recommendations, if any, by the consultant, correspondence with or applications submitted to any Governmental Body and the implementation of any required practices or procedures during such period.

ARTICLE VII

COVENANTS OF BUYER

7.01 Access to Books and Records. From and after the Closing, Buyer shall cause the Company to provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the personnel, books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date in connection with any matter, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by Seller, Buyer shall not, and shall not permit the Company to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Company, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior notice to Seller and offering to surrender to Seller such books and records or such portions thereof.

7.02 Notification. From the date hereof until the Closing Date, Buyer may disclose to Seller and the Company in writing (in the form of updated disclosure schedules updates) any development, fact or circumstance first arising after (and only after) the date hereof causing a breach of any of Buyer’s representations and warranties contained in Article V and of any breach of the covenants in this Agreement made by Buyer, provided that, such disclosures shall not be deemed to have any effect for purposes of the conditions to closing set forth in Section 2.03(a) or (b) above or Seller’s ability to terminate this Agreement pursuant to Section 8.01(c) below. Upon the Closing, the delivery of any such written disclosure will be deemed to have cured any misrepresentation or breach of warranty or covenant that otherwise might have existed hereunder on the Closing Date by reason of such inaccuracy or breach and Seller shall not have any claim (whether for indemnification or otherwise) against Buyer for any such breach or inaccuracy.

7.03 Director and Officer Liability and Indemnification.

(a) For a period of six years after the Closing, Buyer shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or modify any provision in the Company’s or any of its Subsidiaries’ certificate or articles of incorporation, bylaws or other equivalent governing documents relating to the exculpation, indemnification or advancement of expenses of any officers and directors (each, a “D&O Indemnified Person”) (unless required by Law), it being the intent of the parties that the officers and directors of the Company and its Subsidiaries shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law.

(b) In addition to the other rights provided for in this Section 7.03 and not in limitation thereof, from and after the Closing, Buyer shall, and shall cause the Company and its Subsidiaries (each, a “D&O Indemnifying Party”) to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless (and release from any Liability to Buyer or the Company or any of its Subsidiaries), the D&O Indemnified Persons against all D&O Expenses (as defined below), losses, claims, damages, judgments or amounts paid in settlement (“D&O Costs”) in respect of any threatened, pending or completed claim, action or proceeding, whether criminal, civil, administrative or investigative, based on or arising out or relating to the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries arising out of acts or omissions occurring on or prior to the Closing (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated thereby) (a “D&O Indemnifiable Claim”) and (b) advance to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party has assumed the defense of such claim) promptly after receipt of reasonably detailed statements therefor; provided, however, that the Person to whom D&O Expenses are to be advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully satisfied. For the purposes of this Section 7.03(b), “D&O Expenses” shall include attorneys’ fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or participate in any D&O Indemnifiable Claim, but shall exclude Losses, judgments and amounts paid in settlement (which items are included in the definition of D&O Costs).

(c) At or prior to Closing, Buyer shall, or shall cause the Company to, obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six years from the Closing Date from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ liability insurance in an amount and scope at least as favorable in all material respects as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date and such insurance policies shall be reasonably satisfactory to Seller and a carrier binder confirming coverage bound shall be delivered to Seller on the Closing Date. Buyer shall not, or shall cause the Company to not, cancel or change such insurance policies in any respect.

7.04 Regulatory Filings.

(a) Buyer shall, within two (2) business days after the date hereof, make or cause to be made all required filings and submissions under any material Laws applicable to Buyer and its Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, the Company shall have the right to review in advance, and to the extent practicable will consult with Buyer on, all the information that appears in any such filings. In exercising the foregoing right, the Company shall act reasonably and as promptly as practicable. Buyer shall pay all fees associated with all filings and submissions referred to in this Section 7.04(a).

(b) Seller, the Company, Buyer and their respective Affiliates shall (i) apply for “early termination” of the waiting period or comparable period under the HSR Act with respect to the transactions contemplated by this Agreement and (ii) not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Government Body not to consummate the transactions contemplated hereby, except with the prior written consent of Seller and Buyer. Buyer shall keep the Company apprised of the status of all filings and submissions referred to in Section 7.04(a) above, including promptly furnishing the Company with copies of notices or other communications received by Buyer in connection therewith. Buyer shall not permit any of its officers, employees or other representatives or agents, as applicable, to participate in any meeting with any Governmental Body in respect of such filings and submissions unless it consults with the Company in advance and, to the extent permitted by such Governmental Body, gives the Company the opportunity to attend and participate thereat.

7.05 Conditions; Financing

(a) Buyer shall use commercially reasonable efforts to cause the conditions set forth in Section 2.03 hereof to be satisfied and to consummate the transactions contemplated herein as promptly as practical but in no event later than May 14, 2010 (other than those to be satisfied at the Closing).

(b) Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all actions, and use commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to arrange, and close concurrently with the Closing, debt financing on terms and conditions described in the Debt Commitment Letters and any Alternative Financing (including obtaining rating agency approvals, maintaining in effect the Commitment Letters, satisfying on a timely basis all conditions to obtaining the financing provided for in the Commitment Letters (including by consummating the financing contemplated by the Equity Commitment Letter at or prior to the Closing (subject to the conditions contained in the Equity Commitment Letter)), negotiating and entering into definitive agreements with respect to the Debt Commitment Letters on terms and conditions contained therein or with respect to any Alternative Financing, satisfying all conditions in such definitive agreements that are within their respective control and, if necessary, borrowing pursuant to the Debt Commitment Letters in the event any “market flex” provisions or similar provisions affecting the structure, pricing, maturity, amortization or any other terms are exercised). In the event that all or any portion of the debt financing contemplated by the Debt Commitment Letter becomes unavailable on the terms and conditions set forth in the Debt Commitment Letters, Buyer shall use commercially reasonable efforts to arrange, as promptly as reasonably practicable following the occurrence of such event but no later than May 14, 2010, alternative financing from alternative sources in an amount not less than that previously contemplated to be available under the Debt Commitment Letters (or portion thereof) on terms that are not materially less beneficial to Buyer (including with respect to conditionality) and on terms that would not reasonably be expected to prevent, delay or impede the consummation of any remaining financing contemplated by the Commitment Letters or the transactions contemplated hereby (the “Alternative Financing”).

(c) As reasonably requested from time to time by Seller, Buyer shall inform in reasonable detail Seller as to the status of Buyer’s efforts to arrange the terms of, and satisfy the conditions contemplated by, the financing contemplated by the Commitment Letters in accordance with this Agreement and shall not, and shall not permit any of its Affiliates to, agree to or permit any cancellation (other than in accordance with its terms), amendment, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Commitment Letters that is adverse to Seller without obtaining the prior written consent of Seller (other than any amendment, supplement or other modification to the Debt Commitment Letter (i) adding additional lenders thereto or (ii) resulting in terms that are no less beneficial to Buyer (including with respect to conditionality) and that would not reasonably be expected to prevent, delay or impede the consummation of the financing contemplated by the Commitment Letters or the transactions contemplated hereby; provided that no such amendment, supplement or waiver reduces the amount of the financing available thereunder), which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall give Seller prompt notice (i) of any material breach by any party to the Commitment Letters, (ii) of any termination of any of the Commitment Letters, (iii) if Buyer is advised by any Lender party to the Bridge Loans Commitment Letter that such Lender will not fund the Bridge Loans or the Revolver Loans, or (iv) that any portion of the financing contemplated by the Commitment Letters will not be made available to Buyer at the Closing to the extent Buyer becomes aware of such breach, termination, refusal or unavailability.

(d) In the event that on May 14, 2010 (i) all or any portion of the senior secured second lien notes offering described in the Debt Commitment Letter has not been consummated, (ii) all of the closing conditions contained in Article II shall have been satisfied or waived (other than the condition set forth in Section 2.02(c) and those conditions that by their nature will not be satisfied until the Closing) and (iii) the Bridge Loans (or any Alternative Financing obtained in accordance with this

Section 7.05) are available on the terms and conditions described in the Debt Commitment Letter (or such Alternative Financing), then Buyer shall borrow under and use the proceeds of the Bridge Loans (or such Alternative Financing), in lieu of the senior secured second lien notes offering described in the Debt Commitment Letter no later than May 14, 2010.

7.06 Contact with Customers, Suppliers and Other Business Relations. Prior to the Closing, Buyer and Buyer’s Representatives shall contact and communicate with the employees, customers, suppliers and other business relations of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of the Company and Seller, which consent will not be unreasonably withheld, conditioned or delayed.

7.07 Payment to Seller with Respect to Released Bonding Restricted Cash. Within thirty (30) days after each calendar quarter following the Closing Date, Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, the net amount of cash released to Buyer during such quarterly period that was Bonding Restricted Cash on the Closing Date. Prior to making such payment, Buyer shall provide to Seller a written statement calculating the amount to be distributed for such quarter which shall be subject to Seller’s reasonable approval.

7.08 Insurance Policies.

(a) Following the date hereof and continuing until the expiration of the Insurance Policies, Buyer will provide to Audax Fund II copies of any notices from or correspondence with any Tax Authority or the Insurers with respect to any Claim (as defined in the Insurance Policies) or Audit and provide such information with respect thereto and keep Audax Fund II reasonably informed with respect to any such Claim (as defined in the Insurance Policies) or as to any such Audit, in each case as reasonably requested by Audax Fund II. Furthermore, during such time period, Audax Fund II shall have the right to consult with Buyer at reasonable intervals with respect to matters related to a Claim or an Audit with respect thereto as reasonably requested by Audax Fund II. For the sake of clarity, Buyer will not be required to provide to Audax Fund II any communications or documents if Buyer is advised by legal counsel that such provision may result in the loss of the attorney client privilege.

(b) Following the date hereof and continuing until the expiration of the Insurance Policies, Buyer will not and will cause the insureds under the Insurance Policies to not (i) agree to any change in the amount of coverage below $30,000,000, agree to a change in the amount of the Retention, or voluntarily cancel the Insurance Policies before their stated term, (ii) settle for the payment of any amounts under the Insurance Policies for less than the Special Indemnity Cap (to the extent such payment does not fully cover the Special Loss suffered or incurred by the insureds under the Insurance Policies), or (iii) make any amendment or other modification to the Insurance Policies or provide any consent or waiver under the Insurance Policies that have an adverse effect on Audax Fund II’s indemnification obligations under Section 9.13, in each case without obtaining the consent of Audax Fund II, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Notwithstanding anything in this Section 7.08, in no event shall Buyer or the insureds under Insurance Policies be required to take or refrain from taking any action that is prohibited by or would constitute a breach of the Insurance Policies.

ARTICLE VIII

TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer, if there has been a material violation or breach by the Company or Seller of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a covenant breach, cured by the Company or Seller within ten (10) days after written notice thereof from Buyer;

(c) by Seller, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of the Company and Seller at the Closing and such violation or breach has not been waived by Seller or, in the case of a covenant breach, cured by Buyer within ten (10) days after written notice thereof by Seller (provided that neither a breach by Buyer of Section 5.08 hereof nor the failure to deliver the full consideration payable pursuant to Article I under this Agreement at the Closing as required hereunder shall be subject to cure hereunder unless otherwise agreed to in writing by Seller);

(d) except for any Proceeding directly or indirectly initiated by such party, by either Seller or Buyer, in each case at its sole discretion, if any Governmental Body institutes, any Proceeding challenging the validity or legality, or seeking to retrain the consummation of, the transactions contemplated by this Agreement;

(e) by either Seller or Buyer, in each case at its sole discretion, if any Governmental Body shall request the submission of additional information or documentary material regarding the transactions contemplated by this Agreement from Seller or Buyer after review of the initial notification submitted pursuant to the HSR Act or any other applicable antitrust or competition Law;

(f) by Seller at its sole discretion if any lender named in a Debt Commitment Letter makes any proposal to withdraw, terminate or make a material change in the terms (including the amount of financing contemplated by) any Debt Commitment Letter and Buyer does not arrange an alternative to the financing to be provided by such lender within ten (10) days of such withdrawal, termination or material changes; provided that Seller shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if Seller is in material breach of this Agreement;

(g) by Seller at its sole discretion if Buyer has not provided written notice to Seller within 21 days of the date of this Agreement that all of the documentation for the Bridge Loans has been completed to Buyer’s satisfaction;

(h) by either Buyer or Seller if the transactions contemplated hereby have not been consummated by 5:00 p.m., New York City time on May 14, 2010; provided that neither Buyer nor Seller shall be entitled to terminate this Agreement pursuant to this Section 8.01(h) if such Person (and in the case of Seller, if the Company) has materially breached this Agreement and such breach has prevented or frustrated the consummation of the transaction contemplated hereby.

8.02 Effect of Termination. In the event of the termination of this Agreement by either Buyer or Seller as provided above, the provisions of this Agreement shall immediately become void and of no further force or effect (other than this Section 8.02 and Article XI hereof which shall survive the termination of this Agreement in accordance with their terms; provided, however, that the last sentence of Section 6.02 above, and the Confidentiality Agreement referred to therein, shall survive the termination of this Agreement for a period of seven (7) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term shall be automatically amended to be extended for such additional five year period)), and there shall be no Liability on the part of any of Buyer, the Company, or Seller to one another, except for knowing or willful material breaches of any representations, warranties or covenants contained in this Agreement (including, without limitation, the failure of a party to consummate the transactions contemplated by this Agreement following the satisfaction of all the conditions to such party’s obligations under Article II) prior to the time of such termination, which breach is a basis for the termination of this Agreement. In the event of a termination of this Agreement, (a) if there has been any knowing or willful material breach of any representation, warranty or covenant contained in this Agreement prior to the Closing Date, which breach is a basis for the termination of this Agreement, the non-breaching party shall not be limited to the remedy of termination in accordance with this Article VIII, but from and after such termination shall be entitled to pursue all available legal and equitable rights and remedies it may hold at law or equity with respect to such breach, and shall be entitled to recover all of its reasonable costs and expenses incurred in pursuing them (including reasonable attorneys’ fees if it is finally determined that such party is entitled to any such rights or remedies), and (b) if there has been any other breach of this Agreement prior to the Closing, the non-breaching party’s sole remedy in respect of such breach shall be to terminate this Agreement prior to the Closing in accordance with this Article VIII.

ARTICLE IX

ADDITIONAL COVENANTS AND AGREEMENTS

9.01 Survival. The representations and warranties contained in Article III, Article IV and Article V and the covenants and agreements contained in this Agreement shall survive the Closing and shall terminate at 5:00 p.m. Chicago, Illinois time on the date that is fifteen (15) months after the Closing Date, provided, however, that the covenants contained in Article VI and Article VII shall terminate on the Closing Date upon the consummation of the transactions contemplated hereby (other than the covenants contained in Sections 6.01(d), (e) and (f) and Section 6.07, which shall survive the Closing and terminate at 5:00 p.m. Chicago, Illinois time on the date that is fifteen (15) months after the Closing Date) unless a specific covenant contained in Article VI and Article VII requires performance after the Closing Date, in which case such covenant shall survive for a period of thirty (30) days following the date on which the performance of such covenant is required to be completed and provided further, however, that notwithstanding anything herein to the contrary, the Tax Indemnity shall survive the Closing and shall not terminate until 5:00 p.m. Chicago, Illinois time on October 31, 2013 (the “Extended Survival Period”) and the indemnity obligations contained in Sections 9.02(a)(i)-(viii) shall survive the Closing and shall terminate at 5:00 p.m. Chicago, Illinois time on the date that is fifteen (15) months after the Closing Date. The agreements and covenants set forth in Article IX, Article X and Article XI shall survive in accordance with the terms thereof.

9.02 Indemnification of Buyer.

(a) From and after the Closing (but subject to the terms and conditions of this Article IX), the Buyer Indemnitees (as defined below) shall be indemnified and held harmless by Seller from the Indemnity Escrow Amount in the Indemnity Escrow Account in respect of any Loss suffered or incurred by Buyer (and its successors or assigns in accordance with Section 11.05) or any of its Affiliates, officers, directors, employees or agents (the “Buyer Indemnitees”) to the extent such Loss results from, arose out of, or relates to:

(i) a breach of any representation or warranty of Seller or the Company contained in Article III or Article IV of this Agreement or any breach of Section 6.07 by the Company, in each case taking into account any disclosure made pursuant to Section 6.06, or any breach of any of Sections 6.01(d), (e) and (f) by the Company;

(ii) any breach of any covenant of Seller contained in this Agreement requiring performance by Seller after the Closing;

(iii) any amounts required to pay (A) any Seller Transaction Expenses not paid upon Closing and (B) any Indebtedness of the Company as of the Closing Date that was not reflected on the Closing Statement;

(iv) any Third-Party Claim with respect to (a) that certain Engagement Letter, dated February 20, 2008, between Jeffries & Company, Inc. and Thermon Industries, Inc. or (b) that certain Engagement Letter, dated February 22, 2008, between W.Y. Campbell & Company and Thermon Industries, Inc., each such agreement as amended or otherwise modified on the Closing Date;

(v) the improper exclusion of hourly and leased employees of Thermon Heat Tracing Services – II, Inc. from participation in the Company 401(k) Plan to the extent occurring prior to the Closing, and any Loss related to any voluntary correction of such exclusion;

(vi) any breach of Environmental Law relating or applying to the Pune Facility, including fines, penalties, or corrective action, to the extent occurring during the period (A) prior to the Closing Date and (B) for any breach that commenced prior to the Closing, from and after the Closing until the Company corrects such breaches of Environmental Laws as long as the Company is diligently pursuing such corrections, but in any event no such breaches that are continuing after December 31, 2010;

(vii) the costs associated with the Drum Disposal, if such Drum Disposal has not fully occurred prior to the Closing Date or such costs have not been fully paid by the Company prior to the Closing Date and are not fully reflected as a current liability on the Closing Statement, as well as fines, penalties or corrective action required under applicable hazardous waste provisions of any Environmental Laws, if the testing of the contents of the Pre-Closing Waste Drums as required by Section 6.08(a) hereof demonstrates applicability of the hazardous waste provisions of any Environmental Laws (in which case the indemnification obligations under this Section 9.02(a)(vii) shall also apply to the Pre-Closing Waste Drums (including the Continued Use Drums) whether or not the Drum Disposal has fully occurred prior to the Closing Date as long as the Company is diligently pursuing such corrections, but in any event no later than December 31, 2010);

(viii) acts described in the disclosure to the Office of Antiboycott Compliance as described in Item 3(c) on the Compliance with Laws Schedule, including the loss of foreign Tax credits as a result of any such acts, to the extent that the Buyer Indemnitees have not been fully indemnified for such Loss pursuant to Section 9.2(e) of the Audax Merger Agreement after diligently pursuing such indemnification; and

(ix) (a) all Income Taxes attributable to Pre-Closing Tax Periods that are not Covered Taxes, (b) all other Taxes relating to or arising out of any matter designated by an asterisk (*) on the Taxes Schedule (without regard to the currency amounts specified in such schedule; it being understood that such amounts do not limit the Buyer Indemnitees’ recovery for Losses with respect to such matters), and (c) the reduction or disallowance of any Transaction Tax Benefit for which a payment has been made by Buyer to Seller (only to the extent of the Transaction Tax Benefit paid to Seller) (the Seller’s indemnification obligations related to this Section 9.02(a)(ix), the “Tax Indemnity”).

(b) For purposes of determining the amount of a Loss resulting from a breach of any representation or warranty of Seller or the Company contained in this Agreement, the terms “material” or “Material Adverse Effect” or words of similar import contained in such representation or warranty shall in each case be disregarded and without effect (as if such terms were deleted from such representation or warranty).

(c) Notwithstanding anything to the contrary set forth in this Agreement:

(i) no Buyer Indemnitees shall be entitled to any indemnification for a Loss pursuant to Section 9.02(a)(i) if, with respect to any individual item of Loss, such item is less than Fifty Thousand Dollars ($50,000) (“Minor Claim”); provided that, notwithstanding the forgoing, the Minor Claim shall not apply to a Loss resulting from a breach of a Fundamental Representation or in the case of fraud; and

(ii) no Buyer Indemnitee shall be entitled to any indemnification for a Loss pursuant to Sections 9.02(a)(i), (a)(v) and (a)(vi) unless the aggregate of all such Losses (excluding Minor Claims) would exceed on a cumulative basis an amount equal to $3,100,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible; provided that, notwithstanding the forgoing, the Deductible shall not apply to Losses resulting from a breach of a Fundamental Representation or in the case of fraud.

(d) From and after the Closing (but subject to the terms and conditions of this Article IX), any indemnification of the Buyer Indemnitees for which Seller is liable under Section 9.02 shall be effected by a payment made from the Indemnity Escrow Amount from time to time remaining in the Indemnity Escrow Account in accordance with the terms of the Escrow Agreement. Except as provided in Section 9.12 and pursuant to the Limited Guaranty, any claim by any Buyer Indemnitees for which Seller is liable hereunder shall be asserted solely and exclusively against the Indemnity Escrow Amount from time to time remaining in the Indemnity Escrow Account pursuant to the terms of the Escrow Agreement, and the Indemnity Escrow Amount remaining from time to time in the Indemnity Escrow Account shall be the Buyer Indemnitees sole and exclusive source of recovery for any amounts owing to Buyer Indemnitees hereunder. Except as provided in Section 9.12 and pursuant to the Limited Guaranty, no claim by Buyer Indemnitees shall be asserted against, and Buyer Indemnitees shall not be entitled to indemnification from, Seller or any of its Affiliates other than by recourse to the Indemnity Escrow Amount in the Indemnity Escrow Account pursuant to the terms of the Escrow Agreement. Notwithstanding anything contained in this Section 9.02(d) to the contrary, this Section 9.02(d) shall not apply in the case of fraud.

(e) Buyer and Seller agree that, notwithstanding any other provision of this Agreement to the contrary, all Taxes attributable to payments made on the Canadian Credit Agreement or the CIT Revolver in accordance with the Intercompany Agreement and not directly or indirectly from any borrowings or funds in Canada or in any other foreign jurisdiction shall be treated as properly allocable to the Pre-Closing Tax Period.

(f) Notwithstanding any other provision of this Agreement to the contrary, Seller shall have no obligation to indemnify any of the Buyer Indemnitees from and against (and Seller shall not be responsible for) any Taxes of any Person (i) for any Post-Closing Tax Period (or any other Losses directly related to any such Taxes), including, for the avoidance of doubt, any Taxes that are attributable to any transaction occurring on the Closing Date after the Closing, (ii) arising out of the use or the repayment of the Demand Note, (iii) arising out of any repayment on the Canadian Credit Agreement or the CIT Revolver not in accordance with the terms of the Intercompany Agreement or directly or indirectly using borrowings or funds in Canada or in any other foreign jurisdiction to make such repayments or (iv) that are attributable to any election under Code Section 338 with respect to transactions that occur on or after the Closing Date.

(g) All payments under this Article IX shall be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article I.

9.03 Indemnification of Seller. From and after the Closing (but subject to the provisions of this Article IX), Buyer shall, or shall cause the Company to, indemnify Seller, its members, its and their Affiliates, and its and their officers, directors, employees and agents (the “Seller Indemnitees”) against and hold them harmless from any Losses suffered or incurred by any Seller Indemnitee to the extent arising from or related to (a) any breach of any representation or warranty of Buyer contained in this Agreement, and (b) any breach of any covenant of Buyer or the Company contained in this Agreement requiring performance by Buyer or the Company after the Closing. All payments under this Section 9.03 shall be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article I.

9.04 Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto in respect of a breach of representation or warranty or covenant shall terminate at the applicable survival termination time (as set forth in Section 9.01), unless an Indemnified Party shall have made prior to such applicable survival termination time, a proper claim for indemnification pursuant to Section 9.02 or Section 9.03, subject to the terms and conditions of Article IX, prior to such termination time, as applicable, including by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made, to the extent then known) to the Indemnifying Party. If an Indemnified Party has made a proper claim for indemnification pursuant to Section 9.02 or Section 9.03 prior to such termination time, then such claim, if then unresolved, shall not be extinguished by the passage of the deadlines set forth in Section 9.01. All claims (except with respect to the Tax Indemnity) by any Buyer Indemnitee hereunder shall immediately terminate and expire as soon as the Indemnity Escrow Amount in the Indemnity Escrow Account pursuant to the terms of the Escrow Agreement is equal to zero dollars. Except as provided in Section 9.12, no claims shall be asserted against the Indemnity Escrow Amount (if any) in the Indemnity Escrow Account, including any amounts held for unresolved claims, after 5:00 p.m. on the fifteen (15) month anniversary of the Closing Date.

9.05 Procedures Relating to Indemnification.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any Person against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third-Party Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third-Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall promptly deliver to the Indemnifying Party after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim; provided that failure to deliver such notices and documents on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure; and, provided further that if the Indemnifying Party shall have denied its indemnification obligation hereunder, the Indemnified Party shall have no obligation to deliver such notices and documents promptly; provided, however, that the Indemnified Party shall deliver any notices or documents as reasonably requested by the Indemnifying Party thereafter.

(b) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it acknowledges in writing its obligation to indemnify the Indemnified Party, subject to the limitations on any claims contained in this Article IX, within thirty (30) days of its receipt of notice from the Indemnified Party of such Third-Party Claim, the Indemnifying Party may assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. To so assume the defense thereof, the Indemnifying Party must notify the Indemnified Party in writing within such thirty (30) days that the Indemnifying Party will indemnify the Indemnified Party with respect to such Third-Party Claim as provided in this Article IX subject to the limitations on any claims contained in this Article IX. The Indemnifying Party shall lose its right to defend or litigate the Third-Party Claim if it fails to diligently defend or litigate such Third-Party Claim. Should an Indemnifying Party so elect to assume the defense of a Third-Party Claim, and so long as the Indemnifying Party has not lost its right to defend or litigate such Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense, and in its discretion exercised in reasonable, good faith and upon advice of counsel, may settle such Third-Party Claim either before or after the initiation of litigation at such time and upon such terms as it deems fair and reasonable subject to the written consent of the Indemnified Party, which consent shall not be unreasonably witheld, conditioned or delayed; provided, that the Indemnifed Party may deny, condition, delay or otherwise withhold its consent in the Indemnified Party’s sole and absolute discretion, if such proposed settlement (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third-Party Claim to such Indemnified Party of an unconditional release from all Liability with respect to such Third-Party Claim or consent to entry of any judgment, (ii) requires the Indemnified Party to take, or refrain from taking, any action, or pay any amounts without such Indemnified Party’s express prior written consent, (iii) imposes equitable remedies or any obligation on the Indemnified Parties, or (iv) involves a finding or admission of wrongdoing by the Indemnified Party and (A) if the Indemnified Party is a Buyer Indemnitee, then by Buyer or any Affiliate thereof, or (B) if the Indemnified Party is a Seller Indemnitee, then by Seller or any Affiliate thereof. Notwithstanding any provision in this Agreement to the contrary, if the Indemnifying Party assumes the defense of a Third-Party Claim, all attorneys’ fees and other expenses incurred by the Indemnifying Party in so defending such Third Party Claim shall be paid by the Indemnifying Party. If the Indemnifying Party chooses to defend any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third-Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not Seller shall have assumed the defense of a Third-Party Claim, neither Buyer nor any of its Affiliates shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. If there shall be any conflicts between this Section 9.05(b) and Section 9.09(g) (relating to Tax Claims), the provisions of Section 9.09(g) shall control with respect to Tax Claims and this Section 9.05(b) shall not apply to any Covered Tax.

(c) Notwithstanding anything contained in this Section 9.05 or in Section 9.09 to the contrary, Seller, as the Indemnifying Party, shall not be entitled to assume any defense of a Third-Party Claim or Tax Claim hereunder unless (i) the Indemnified Party and Seller reasonably and in good faith determine that, based upon the totality of the facts and circumstances in which such Third-Party Claim or Tax Claim has been made, the balance of the Indemnity Escrow Amount in the Indemnity Escrow Account (taking into account all pending indemnification claims) is sufficient to satisfy the Indemnified Party’s Losses associated with respect to such Third-Party Claim or Tax Claim and (ii) the Third-Party Claim or Tax Claim involves only money damages and does not seek an injunction or other equitable relief. In addition, an Indemnifying Party shall not be entitled to assume or continue any defense of a Third-Party Claim or Tax Claim hereunder if (A) the claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation or (B) a conflict of interest exists or develops between the Indemnifying Party and the Indemnified Party with respect to the Third-Party Claim or Tax Claim.

9.06 Mitigation. Nothing contained herein shall be interpreted to expand or diminish any mitigation obligations of any Person under applicable Law. In the event that an Indemnifying Party makes any payment to any Indemnified Party for indemnification for which such Indemnified Party could have collected on a claim against a third party (including under any contract and any insurance claims), the Indemnifying Party shall be entitled to pursue claims and conduct litigation on behalf of such Indemnified Party and any of its successors, to pursue and collect on any indemnification or other remedy available to such Indemnified Party thereunder with respect to such claim and generally to be subrogated to the rights of such Indemnified Party; provided that the Indemnifying Partying shall not be entitled to pursue claims and conduct litigation against any customer or supplier of the Company or any Subsidiary thereof. Except pursuant to a settlement agreed to by the Indemnifying Party, the Indemnified Party shall not waive or release any contractual right to recover from a third party (other than a customer or supplier of the Company or any of its Subsidiaries) any loss subject to indemnification hereby without the prior written consent of the Indemnifying Party. The Indemnified Party shall, and shall cause its Affiliates (including the Company if the Company is an Affiliate) to, cooperate with the Indemnifying Party, at the Indemnifying Party’s expense, with respect to any such effort to pursue and collect with respect thereto. To the extent Audax II makes any payment under Section 9.13, Audax Fund II shall be entitled to the rights of an Indemnifying Party under this Section 9.06.

9.07 Determination of Loss Amount.

(a) The amount of any and all Losses under this Article IX shall be determined net of any Tax benefits actually realized by any party seeking indemnification hereunder arising from the deductibility of any such Losses and shall be increased by any Tax detriments realized by the party seeking indemnification hereunder and by any amounts recovered by any Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights (collectively, “Alternative Arrangements”). The Indemnified Party shall seek full recovery under any insurance policy or title insurance policy covering any Loss to the same extent as such party would if such Loss were not subject to indemnification hereunder, but shall have no obligation to seek recovery under any indemnity, reimbursement arrangement, or contract.

(b) In no event shall a Buyer Indemnitee or a Seller Indemnitee be entitled to recover or make a claim for any amounts in respect of consequential, incidental or punitive damages or similar damages unless such amounts are paid to a third party.

(c) No Buyer Indemnitee shall be entitled to any indemnification under this Article IX for a Loss to the extent such Loss constitutes (i) Indebtedness or unpaid Seller Transaction Expenses, specifically taken into account in the determination of the Final Purchase Price or (ii) a current liability on the Closing Statement as finally determined, or to the extent a Buyer Indemnitee has already recovered for such matter.

9.08 Exclusive Remedy. Buyer acknowledges and agrees that, from and after the Closing, its sole and exclusive remedy with respect to (i) any claims relating to Section 1.02(f) shall be against the Adjustment Escrow Amount in the Adjustment Escrow Account and the Indemnity Escrow Amount in the Indemnity Escrow Account and (ii) any and all other claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such Liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be, in accordance with this Article IX, against the Indemnity Escrow Amount in the Indemnity Escrow Account and the Buyer Indemnitees shall have no other remedy or recourse with respect to any of the foregoing other than pursuant to, and subject to the terms and conditions of, this Article IX. In furtherance of the foregoing, Buyer hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Seller Indemnitees relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon CERCLA. Buyer acknowledges and agrees that the Buyer Indemnitees may not avoid such limitation on liability by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (y) asserting or threatening any claim against any officer, director, employee or Affiliate of a party hereto that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. EACH OF THE BUYER INDEMNITEES EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH OF THE BUYER INDEMNITEES UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH BUYER INDEMNITEE ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on Buyer’s remedies with respect to this Agreement and the transactions contemplated hereby (including Section 9.02 and Section 9.03) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder. Notwithstanding anything contained in this Agreement, this Section 9.08 shall not limit the Buyer’s Indemnitees’ remedies for fraud and the foregoing agreements, waivers and acknowledgments shall not be effective in the case of fraud.

9.09 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Pre-Closing Tax Period for the Company and its Subsidiaries that have not yet been filed as of the Closing Date. Each such Tax Return shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. At least thirty (30) days prior to the date on which each such Tax Return is filed, Buyer shall submit such Tax Return to Seller for Seller’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. Neither the Company nor any of its Subsidiaries shall waive any carryback of any net operating loss, capital loss or credit on any such Tax Return.

(ii) With respect to the preparation of Tax Returns, Buyer and Seller agree that all Transaction Tax Deductions shall be treated as properly allocable to the Pre-Closing Tax Period, except as otherwise required by applicable Law. Subject to the foregoing, Buyer shall include all Transaction Tax Deductions as deductions in the Tax Returns of the Company or its Subsidiaries for the Pre-Closing Tax Period that ends on the Closing Date to the extent deductible under applicable Law. For the portion of the day of the Closing after the time of Closing, other than the transactions expressly contemplated hereby, Buyer shall cause the Company and each of its Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted. Buyer and the Company shall not take any action, or permit any action to be taken, other than the transactions expressly contemplated hereby, that may prevent the Tax year of the Company and its Subsidiaries from ending for federal and state income Tax purposes at the end of the day on which the Closing occurs.

(iii) To the extent the Transaction Tax Deductions are not fully utilized in the Pre-Closing Tax Period, Seller, Buyer, and the Company consent and agree that the Company shall elect to carry back any item of loss, deduction, or credit from any Transaction Tax Deductions to prior taxable years to the fullest extent permitted by Law (using any available short-form or accelerated procedures and filing amended Tax Returns to the extent necessary), and Buyer and the Company shall prepare and timely file, or cause to be prepared and timely filed, any claim for refund resulting from such carry back as part of the preparation and filing of the Tax Returns described in Section 9.09(a)(i).

(b) Transaction Tax Benefits. Buyer shall pay to Seller any Transaction Tax Benefit (as defined below) within ten (10) calendar days of realizing such benefit; provided, that any such payment shall be determined net of the amount of any Taxes for which Seller is responsible under this Agreement and any amounts related to Taxes payable by the Company or any of its Subsidiaries to the Company Shareholders or the Shareholder Representative; provided, further, that Buyer’s obligations under this Section 9.09(b) shall terminate upon the expiration of the Extended Survival Period. For this purpose, a “Transaction Tax Benefit” is (i) any refund of Tax paid with respect to a Pre-Closing Tax Period resulting from the carryback of a Transaction Tax Deduction (and any interest thereon), (ii) any reduction in the Company’s or any Subsidiary’s cumulative Liability for Taxes resulting from a Transaction Tax Deduction and (iii) any other refund of Tax paid with respect to a Pre-Closing Tax Period and any interest thereon. A Transaction Tax Deduction shall be deemed to be realized in a taxable year if, and to the extent that, either (1) the Company or any of its Subsidiaries receives an actual cash refund of Taxes paid as a result of the carry back to a previous taxable year of a Transaction Tax Deduction calculated by the difference, if any, between (A) the actual refund of Taxes of the Company and/or its Subsidiaries that is available for the Pre-Closing Tax Period and (B) the refund of Taxes of the Company and/or its Subsidiaries that would be available for the Pre-Closing Tax Period if the Taxes of the Company and/or its Subsidiaries for such period were computed without regard to any Transaction Tax Deductions or (2) the Company’s or any Subsidiary’s cumulative Liability for Taxes for such taxable year, calculated by excluding the relevant Transaction Tax Deduction, exceeds the Company’s or any Subsidiary’s actual Liability for Taxes for such taxable year, calculated by taking into account the relevant Transaction Tax Deduction (treating such Transaction Tax Deduction as the last item claimed for any taxable year).

(c) Cooperation. The parties shall cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation of any Tax Returns, including the filing of any claim for refund resulting from a carryback of a Transaction Tax Deduction, any Tax audit or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes, and the enforcement of the provisions of this Section 9.09(c). Such cooperation shall include, including upon Seller’s request, providing records and information that are reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information.

(d) Transfer Taxes. Seller and Buyer shall pay equally any real property transfer or gains tax, stamp tax, stock transfer tax, or other similar Tax imposed on Seller, Buyer, the Company or any Subsidiary thereof as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. Each of Seller and Buyer agrees to cooperate with the other in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns.

(e) Amended Tax Returns; Tax Elections. Buyer shall not, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) cause or permit the Company or any of its Subsidiaries to (i) amend any Tax Return that relates in whole or in part to any Pre-Closing Tax Period or (ii) make any election that has retroactive effect to any Pre-Closing Tax Period.

(f) Tax Sharing Contracts. Seller shall cause the provisions of any Tax sharing contract or similar arrangement for which the Company or any Subsidiary has any Liability to be terminated on or before the Closing Date. This Section 9.09(f) shall not apply to any contract or arrangement that is solely between the Company and any of its Subsidiaries (or between any of its Subsidiaries) or to any contract the primary subject of which is not Taxes, including the Audax Merger Agreement.

(g) Tax Claims. Notwithstanding Section 9.05, if notice of any legal proceeding, audit or inquiry from a Governmental Body with respect to Taxes of the Company or any of its Subsidiaries other than Covered Taxes shall be received by Buyer for which Seller may be liable pursuant to Article IX for a taxable period ending on or before the Closing Date (a “Tax Claim”), Buyer shall notify Seller in writing of such Tax Claim; provided, however, that the failure to give Seller notice in detail reasonably sufficient to apprise Seller of the nature of the Tax Claim, shall not relieve Seller of its obligations under Article IX, except to the extent Seller is actually prejudiced thereby. Seller will be entitled to participate in the defense thereof and if Seller acknowledges in writing within thirty (30) days of receiving notice from Buyer of such Tax Claim that Seller shall be liable for any Loss resulting from such Tax Claim subject to the limitations set forth in this Article IX, Seller shall (subject to Section 9.05(c) have the right to represent the interests of the Company and its Subsidiaries in such Tax Claim; provided, Seller shall not settle such claim without the consent of Buyer or the Company, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed). To the extent Seller chooses not to exercise its rights pursuant to the previous sentence, Buyer shall have the right to represent the interests of the Company and its Subsidiaries in any Tax Claim; provided, that with respect to such Tax Claim Buyer shall not settle such claim without the consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Buyer shall have the right to represent the interest of the Company and its Subsidiaries with respect to any matter set forth on the Taxes Schedule; provided that with respect to any such matter Buyer shall not settle such matter without the consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(h) Tax Shelter. Buyer is (i) a newly-formed corporation without any net operating losses or other tax attributes that would be available to offset gain recognized with regard to a sale of the assets of the Company, (ii) subject to U.S. federal income Tax and (iii) not a member of an “affiliated group” within the meaning of Section 1504(a) of the Code which files a consolidated return and reports losses or has other tax attributes that would be available to offset gain recognized with regard to a sale of assets of the Company (other than expenses attributable to the formation of Buyer and the implementation of the transactions contemplated by this Agreement).

9.10 Further Assurances. From time to time, as and when requested by any party hereto and at such requesting party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

9.11 Seller Waiver and Release of Claims.

(a) Except in the case of fraud or pursuant to this Agreement, effective upon the Closing, Seller agrees that in no circumstances shall Seller bring any Proceeding against the Company, any Subsidiary thereof, or any of their respective officers, directors, managers, employees, agents or representatives arising out of any breach of the representations and warranties or pre-Closing covenants made by the Company in this Agreement (and only this Agreement).

(b) Except in the case of fraud or pursuant to this Agreement, effective upon the Closing, Seller (solely in its capacity as such) hereby releases and forever discharges the Company, its Subsidiaries and each of their respective officers, directors, managers, employees, agents and representatives (individually a “Releasee” and collectively, “Releasees”), from any Liability arising out of any matter, circumstance or event occurring relating to Seller’s ownership interest in the Company, including with respect a claim that the consideration received by Seller in exchange for such Seller’s securities of the Company at Closing is inadequate or does not fully reflect the fair market value of the ownership interest of Seller in the Company (the “Released Claims”).

(c) Further, effective upon the Closing, Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Claim or commencing, instituting or causing to be commenced, any Proceeding of any kind against any Releasee solely based upon any Released Claim. Seller represents to the Releasees that Seller has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Released Claim and notwithstanding anything to the contrary in this Agreement, no such assignment or transfer shall be permitted and any purported assignment or transfer of any Released Claim shall be legally ineffective.

(d) Seller hereby represents that Seller understands and acknowledges that Seller may hereafter discover facts and legal theories concerning the Released Claims in addition to or different from those of which Seller now believes to be true. Seller understands and hereby agrees that the release under this Section 9.11 with respect to the Released Claims shall remain effective in all respects notwithstanding such additional or different facts and legal theories or the discovery of those additional or different facts or legal theories. Seller assumes the risk of any mistake of fact or law with regard to any Released Claim or with regard to any of the facts which are now unknown to the undersigned solely to the extent relating to the Released Claims. Notwithstanding the release set forth herein, the release under this Section 9.11 with respect to the Released Claims and all obligations assumed hereunder shall remain binding on Seller.

(e) Notwithstanding anything to the contrary in this Section 9.11, the provisions of this Section 9.11 shall not apply to any Liability of each of the Company Shareholders (as such term is defined in the Audax Merger Agreement) under the Audax Merger Agreement (or the Letters of Transmittal provided by the Company Shareholders pursuant thereto) or pursuant to the Seller’s limited liability company agreement (or agreements contemplated thereby).

9.12 Limitation on Distributions from Indemnity Escrow Account. No portion of the Indemnity Escrow Amount shall be distributed to, or as directed by, Seller from the Indemnity Escrow Account except in compliance with this Section 9.12. Notwithstanding anything to the contrary in this Agreement or in the Escrow Agreement (a) no Unitholder shall be entitled to directly or indirectly receive any payment or distribution from the Indemnity Escrow Amount in the Indemnity Escrow Account and (b) Seller shall not deliver proceeds from the Indemnity Escrow Amount in the Indemnity Escrow Account to or as directed by any Unitholder, in either case, unless and until (i) such Unitholder has duly executed and delivered a counterpart signature to the Limited Guaranty attached hereto as Exhibit I (the “Limited Guaranty”), to each of Seller, Buyer and the Company or (ii) the survival period for the Tax Indemnity has expired. Furthermore, and notwithstanding anything to the contrary in this Agreement or in the Escrow Agreement, if a Unitholder has not so executed and delivered such counterpart signature, then such Unitholder’s Guarantor’s Percentage Interest (as such term is defined in the Limited Guaranty) of then remaining Indemnity Escrow Amount (the “Unitholder’s Holdback Amount”) shall remain in the Indemnity Escrow Account (and there shall be no distribution to or as directed by Seller with respect thereto) and the Buyer Indemnitees shall be entitled to indemnification from the Unitholder’s Holdback Amount (in an amount not to exceed the amount that Buyer Indemnitee would have been entitled to receive from such Unitholder had such Unitholder executed the Limited Guaranty) to the extent a final determination or agreement has been made regarding the amount owing by Seller subject to the limitations contained in Article IX of this Agreement with respect to the Tax Indemnity (and claims may be asserted against the Indemnity Escrow Account after the fifteen (15) month anniversary of the Closing Date with respect thereto but in no event later than the Extended Survival Period) until the earlier of (x) the Unitholder’s Holdback Amount having a zero balance, (y) the termination in its entirety of the Tax Indemnity or (z) such Unitholder having executed and delivered a counterpart signature of the Limited Guaranty to each of Seller, Buyer and the Company, in which case such Unitholder shall be liable for Seller’s indemnification obligations under the Tax Indemnity to the extent a final determination or agreement has been made regarding the amount owing by Seller subject to the limitations contained in Article IX of this Agreement as provided in the Limited Guaranty. For the avoidance of doubt, no Buyer Indemnitee shall be entitled to seek indemnification from any Unitholder upon the earlier of (A) (i) with respect to a Unitholder who has not executed and delivered a counterpart signature to the Limited Guaranty, the Unitholder’s Holdback Amount having a zero balance and (ii) with respect to a Unitholder who signed a Limited Guaranty, the payment of all amounts which such Unitholder is liable under such Unitholder’s Limited Guaranty, and (B) the termination in its entirety of the Tax Indemnity.

9.13 Special Indemnification by Audax Fund II.

(a) If and only if (A) an insured under the Insurance Policies incurs a Special Loss consisting of a Covered Tax and/or Contest Costs above the Retention (the costs of which Retention shall be paid as provided below), (B) (i) the insureds under the Insurance Policies have not recovered at least

$16,664,000 in the aggregate (the “Special Indemnity Cap”) under the Insurance Policies or (ii) Columbia Casualty Company does not pay to the insureds the full amount of such Special Loss, subject to the Limit of Liability contained in the applicable Insurance Policy attached hereto as Exhibit B, due to the insolvency of Columbia Casualty Company, (C) at least one of the insureds under the Insurance Policies has pursued a claim for indemnification thereunder with respect to such Special Loss (which either has been partially or fully denied (provided that a reservation of rights shall not constitute a denial)) until (I) settled with, the insurers under the Insurance Policies with the consent of Audax Fund II, where consent of Audax Fund II is required under this Agreement, (II) arbitrated under the Insurance Policies, (III) otherwise arbitrated or litigated with a final determination, or (IV) the claim has not been paid in full due to the insolvency of one or more of the insurers under the Insurance Policies, (D) following the Closing, Buyer and the insureds under the Insurance Policies have complied with the terms of the Insurance Policies required to be performed by the insureds after the Closing, provided the failure to so comply shall not affect the indemnification obligation of Audax Fund II hereunder except to the extent that such failure resulted in the loss of rights of the insureds under the Insurance Policies to indemnification under the Insurance Policies, and (E) Buyer and the insureds under the Insurance Policies have complied with Sections 7.08(b)(i) and (ii) of this Agreement, then Audax Fund II shall indemnify the Buyer Indemnitees and the insureds for such Special Loss; provided that the amount of such indemnity shall not exceed the Special Indemnity Cap less (i) any recovery by the insureds under the Insurance Policy issued by Columbia Casualty Company (attached hereto as Exhibit B) and (ii) the first $1,664,000 of any recovery by the insureds under the Insurance Policies issued by Lloyd’s Insurance and Aspen Insurance UK Ltd (attached hereto as Exhibit B). For the avoidance of doubt, Audax Fund II will not be liable under the preceding sentence for more than $16,664,000 in the aggregate. Notwithstanding anything to the contrary in this Agreement, the obligations of Audax Fund II under this Section 9.13(a) is, subject to the conditions of the first sentence of this Section 9.13(a), absolute and unconditional, even if the basis for the insurers’ denial of indemnification and coverage of the insureds is due to the applicability of an exclusion under the Insurance Policies or due to a claim that the representations letter(s) delivered in connection with the Insurance Policies was untrue or inaccurate in any respect. The Retention shall be paid (i) 50% by Seller or Audax Fund II and (ii) 50% by Buyer or the insureds under the Insurance Policies. Notwithstanding any provision in this Agreement to the contrary, the provisions of this Section 9.13(a) are not subject to any of the limitations set forth in Article IX (including Section 9.08); provided that this Section 9.13(a) shall be the sole and exclusive remedy of the Buyer Indemnitees with respect to matters covered by the Insurance Policies. The obligations of Audax Fund II under this Section 9.13(a) shall survive for the Policy Term; provided that, if a claim for indemnification under this Section 9.13(a) against Audax Fund II is made prior to the expiration of the Policy Term, then such claim, if then unresolved, shall not be extinguished by the expiration of such period and shall survive until such claim is finally resolved. Audax Fund II covenants and agrees that it will retain sufficient assets to satisfy its obligations under this Section 9.13(a). To the extent Audax Fund II makes any payment under this Section 9.13(a), the Buyer Indemnitees who are insureds under the Insurance Policies, if requested by Audax Fund II, shall pursue their legal rights and remedies under such Insurance Policies at the sole cost and expense of Audax Fund II, to the extent such insured’s rights and remedies (if any) have not been finally determined and to the extent such arrangement (and the Buyer Indemnitees obligations under this Section 9.13(a)) are not prohibited by the Insurance Policies. If the Special Loss consisting of a Covered Tax and Contest Costs is less than the Special Indemnity Cap, and Audax Fund II pays all or a portion of such Special Loss to a Buyer Indemnitee or insureds and an insured under the Insurance Policies thereafter recovers from the insurers under the Insurance Policies amounts consisting of a Covered Tax and Contest Costs (but not for Gross Up as such term is defined in the Insurance Policies) such that the amount of recovery under the Insurance Policies plus the amount paid by Audax Fund II hereunder exceeds such Special Loss, then such insured will promptly pay over to Audax Fund II the recovery with respect to such Covered Tax and Contest Costs (but not for Gross Up as such term is defined in the Insurance Policies), but only up to the amounts paid by Audax Fund II with respect to such Special Loss.

(b) Notwithstanding anything that may be expressed or implied in Section 9.13(a), Buyer (and on behalf of the Buyer Indemnitees), by Buyer’s acceptance of the benefits under Section 9.13(a), covenants, agrees and acknowledges that, no Person other than Audax Fund II shall have any obligation hereunder and that, notwithstanding that Audax Fund II is a partnership, no recourse under this Section 9.13(a) shall be had against any current or future officer, agent or employee of Audax Fund II, against any current or future general or limited partner of Audax Fund II or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of Audax Fund II or any current or future general or limited partner of Audax Fund II or any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any of the foregoing, as such, for any obligations of Audax Fund II under Section 9.13(a) or for any claim based on, in respect of or by reason of such obligations or their creation.

ARTICLE X

DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“2007 Escrow Agreement” means the Escrow Agreement, dated August 30, 2007, by and among the Company, Shareholder Representative and JPMorgan Chase Bank, N.A.

“2007 Transmittal Letters” means the Letters of Transmittal by and between Thermon Industries, Inc. and each of (a) George Alexander, (b) Roy E. Barth, (c) Rodney Bingham, (d) Mark R. Burdick, (e) Richard L. Burdick, (f) Beverly B. Childers, (g) Ken Conrick, (h) David Duval, (i) Richard Hageman, (j) Rob Leussink, (k) Brian McLennan, (l) Robert Mulder, (m) Byung Ho Park, (n) David Ralph, (o) Frank Rangel, (p) James Schubert, (q) Kevin Simpson, (r) Frank Lewis Smith, (s) Johannes van der Salm, (t) Gary Craig, (u) Kirk Dippel, (v) Alex Dolgoff, (w) Donny Hirsch, (x) William G. Huff, (y) Richard Hulett as Trustee for the Hulett Family 1994 Revocable Trust, (z) Paul Irwin, (aa) David Jevas, (bb) Sanrda L. Michalewicz, (cc) Kenneth O’Bryant, (dd) Sam Plamer, (ee) Paul J. Philipps as Trustee of the Phillips Family Trust, (ff) Eric Reitler, (gg) Paul Richtie, (hh) Scott Sandlin and (ii) John Schramm.

“2008 Letter Agreement” means the Letter Agreement, dated September 29, 2008, by and between the Company and Shareholder Representative.

“2009 Letter Agreement” means the Letter Agreement, dated February 25, 2009, by and between the Company and Shareholder Representative.

“Accounts Receivable” means all trade and other accounts and notes receivable owing to the Company and its Subsidiaries.

“Accounting Firm” has the meaning set forth in Section 1.02(d).

“Acquisition Date” means August 31, 2007.

“Adjustment Amount” has the meaning set forth in Section 1.02(e).

“Adjustment Excess Amount” has the meaning set forth in Section 1.02(f).

“Adjustment Escrow Account” has the meaning set forth in Section 2.03(e).

“Adjustment Escrow Amount” shall mean the Adjustment Escrow Deposit Amount, less any distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Adjustment Escrow Deposit Amount” means $3,500,000.

“Adjustment Escrow Funds” shall mean the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Adjustment Escrow Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreed Accounting Principles” shall mean GAAP, as modified by the matters set forth on the attached Accounting Principles Schedule. For further clarification, if alternative methodologies exist for calculating asset and liability balances under GAAP, the methodology employed will be based on the Audited Financial Statements as modified by the Accounting Principles Schedule.

“Alternative Arrangements” has the meaning set forth in Section 9.07(a).

“Audax” means Audax Management Company, LLC, a Delaware limited liability company.

“Audax Acquisition Documents” means each of the Audax Merger Agreement, the 2007 Escrow Agreement, the 2008 Letter Agreement, the 2009 Letter Agreement, and the 2007 Transmittal Letters.

“Audax Escrow Funds” means the Indemnity Escrow Fund as defined pursuant to the 2007 Escrow Agreement, subject to the 2008 Letter Agreement and 2009 Letter Agreement.

“Audax Fund II” means Audax Private Equity Fund II, L.P., a Delaware limited partnership.

“Audax Merger Agreement” means that certain Merger Agreement, dated July 10, 2007, by and among Company, Thermon Merger Corp., Thermon Industries, Inc., Richard L. Burdick, Burdick Interests, LTD, George Alexander, Rodney Bingham, Richard Hageman, David Ralph and TII Shareholder Representative, LLC, subject to the terms of the 2008 Letter Agreement and 2009 Letter Agreement.

“Audax Restrictive Covenant Agreement” means the Non-Solicitation and No-Hire Agreement, in the form of Exhibit J attached hereto, to be entered into by Buyer and Audax Fund II.

“Audit” has the meaning set forth in the Insurance Policies.

“Audited Financial Statements” has the meaning set forth in Section 4.05(a).

“Beneficial Seller” has the meaning set forth in the Recitals.

“Bonding Arrangements” means any performance, bid, payment or completion bonds, bank guarantees, sureties, letters of credit, customs bonds, bankers acceptances, indemnification agreements with respect thereto, or similar obligations and any agreement involving the issuance thereof, or any amendment, modification or renewal thereof.

“Bonding Restricted Cash” means all cash posted or otherwise used to secure Bonding Arrangements of the Company or any of its Subsidiaries as of the Closing Date.

“Bridge Loans” has the meaning set forth in Section 5.08.

“Bridge Loans Commitment Letters” has the meaning set forth in Section 5.08.

“Buyer Indemnitees” has the meaning set forth in Section 9.02(a).

“Buyer’s Representatives” has the meaning set forth in Section 6.02.

“Cash Increase Limit” has the meaning set forth in Section 1.02(a)(ii).

“Cash on Hand” means, with respect to the Company and its Subsidiaries, as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby) all cash (other than Bonding Restricted Cash), all cash equivalents, and marketable securities, in each case determined in accordance with the Agreed Accounting Principles, minus (i) the aggregate amount of outstanding checks (to the extent an amount corresponding to each such check has been released from accounts payable) issued by the Company and its Subsidiaries as of the Closing, any overdraft and charges, if any, with respect thereto, and minus (ii) the amount of any dividends declared but not yet paid with a record date on or prior to the Closing Date. Cash on Hand shall include checks, other wire transfers and drafts deposited or available for deposit for the account of the Company and its Subsidiaries; provided that the accounts receivable reflected in the Closing Statement do not include amounts related to such checks, other wire transfers and drafts. Notwithstanding the foregoing, Cash on Hand shall not include any Reserved Estimated Tax Payment Cash.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“CHS V” means CHS Private Equity V LP, a Delaware limited partnership.

“Closing” has the meaning set forth in Section 1.03.

“Closing Date” has the meaning set forth in Section 1.03.

“Closing Statement” has the meaning set forth in Section 1.02(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” means the Thermon Industries, Inc. 401(k) Plan.

“Commitment Letters” has the meaning set forth in Section 5.08.

“Company’s Estimate” has the meaning set forth in Section 1.02(b).

“Company’s Knowledge” has the meaning set forth in Section 11.03.

“Company Senior Debt” shall mean all amounts owing (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, and all other amounts payable in connection therewith) by the Company and its Subsidiaries pursuant to (i) that certain Credit Agreement, dated August 30, 2007, among Thermon Canada Inc. (as successor by amalgamation to Thermon Holdings ULC), the Company, the Guarantors (as defined therein), the Lenders (as defined therein), and CIT Financial Ltd., as administrative agent for the Lenders and as collateral agent for the Secured Parties (as defined therein) as amended (the “Canadian Credit Agreement”), (ii) that certain Credit and Guaranty Agreement, dated August 30, 2007, by and among the Company, Thermon Manufacturing Company, Thermon Holdings ULC (as predecessor-in-interest by amalgamation), CIT Lending Services Corporation, CIT Financial Ltd. and the other parties thereto, as amended (the “CIT Revolver”) and (iii) that certain Credit Agreement, dated August 30, 2007, among the Company, Seller, the Guarantors (as defined therein), the Lenders (as defined therein), and CIT Lending Services Corporation, as administrative agent for the Lenders and as collateral agent for the Secured Parties (as defined therein), as amended (the “U.S. Credit Agreement”), other than any contingent guaranty obligations.

“Company Senior Debt Payoff Amount” means the amount due and owing indicated in the payoff letter delivered pursuant to Section 2.02(j)(vii)(A), which is equal to the aggregate amount of Indebtedness relating to Company Senior Debt up to and including the Closing Date.

“Company Shareholders” shall mean as defined in the Audax Merger Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.02.

“Contest Costs” has the meaning set forth in the Insurance Policies.

“Covered Tax” has the meaning set forth in the Insurance Policies.

“D&O Costs” has the meaning set forth in Section 7.03(b).

“D&O Expenses” has the meaning set forth in Section 7.03(b).

“D&O Indemnified Person” has the meaning set forth in Section 7.03(a).

“D&O Indemnifiable Claim” has the meaning set forth in Section 7.03(b).

“D&O Indemnifying Party” has the meaning set forth in Section 7.03(b).

“Debt Commitment Letters” has the meaning set forth in Section 5.08.

“Deductible” has the meaning set forth in Section 9.02(c)(ii).

“Demand Note” has the meaning set forth in Section 2.03(c).

“Disclosed Consent” has the meaning set forth in Section 11.19.

“Disputed Items” has the meaning set forth in Section 1.02(d).

“Environmental Laws” means all federal, state, local and foreign statutes, regulations, ordinances, common law theories and other provisions having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or its Subsidiaries, concerning pollution or protection of the environment and protection of occupational health and safety, as it relates to exposure to or the management of Hazardous Substances, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Environmental Permits” has the meaning set forth in Section 4.15(b).

“Equity Commitment Letters” has the meaning set forth in Section 5.08.

“ERISA” has the meaning set forth in Section 4.12(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which together with the Company or any Subsidiary is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, in the form of Exhibit K attached hereto, to be entered into by Buyer, Seller, and the Escrow Agent.

“Escrow Amount” means the sum of the Adjustment Escrow Deposit Amount and the Indemnity Escrow Deposit Amount.

“Estimated Purchase Price” has the meaning set forth in Section 1.02(b).

“Excess Amount” has the meaning set forth in Section 1.02(f).

“Final Purchase Price” has the meaning set forth in Section 1.02(e).

“Financial Statements” has the meaning set forth in Section 4.05(a).

“Foreign Plan” has the meaning set forth in Section 4.12(a).

“Fundamental Representations” means Section 3.01 (Organization and Power; Audax Acquisition Documents), Section 3.02 (Execution and Delivery; Valid and Binding Agreement), Section 3.04 (Ownership), Section 4.01 (Organization and Corporate Power), Section 4.03(a) (Authorization), Section 4.04 (Capital Stock), and Section 4.22 (Brokerage and Expenses).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with those used in preparing the Company’s audited financial consolidated balance sheet and statements of income and cash flows for the fiscal year end March 31, 2009.

“Governmental Body” means any federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any substance or material that is regulated as a toxic or hazardous substance or waste, or as a pollutant, contaminant or infectious waste, or terms of similar meaning and regulatory effect under any Environmental Law, including asbestos, lead, petroleum (including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas or synthetic fuels), polychlorinated biphenyls, radon gas and other radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means any net income, franchise, net profits, excess profits, or similar Taxes measured in whole or in part on the basis of net income.

“Indebtedness” means, with respect to the Company and its Subsidiaries, (i) the principal amount of all indebtedness for borrowed money owed by the Company or any of its Subsidiaries to Seller or a third Person, whether current or funded, or secured or unsecured, (ii) any obligation to Seller or a third Person evidenced by any note, bond, debenture or other debt security, (iii) any obligation to Seller or a third Person for the deferred purchase price of property or services, including all earn-out or other similar contingent payment obligations (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligations under leases which have been, or must be, in accordance with GAAP, recorded as capital leases, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such mortgage or Lien, (vii) all indebtedness of third Persons which is directly or indirectly guaranteed by the Company or its Subsidiaries (contingently or otherwise) (excluding corporate credit cards of employees of the Company and its Subsidiaries), (ix) any unpaid premium liability with respect to the pre-Closing period for the insurance policy that funds the Thermon Europe B.V//Thermon Benelux Pension Plan to the extent not included on Closing Statement, and (x) any fees, penalties, premiums or accrued and unpaid interest, or other expenses with respect to the foregoing, including prepayment penalties and consent fees. Notwithstanding the foregoing, Indebtedness does not include (A) any lease obligations that are not, in accordance with GAAP, recorded as capital leases, (B) any intercompany obligations between or among the Company or any of its Subsidiaries (including obligations solely between or among Subsidiaries) and (C) any Bonding Arrangements (other than any Bonding Arrangements drawn prior to Closing and which have not been reimbursed).

“Indemnified Party” has the meaning set forth in Section 9.05(a).

“Indemnifying Party” has the meaning set forth in Section 9.05(a).

“Indemnity Escrow Account” shall have the meaning set forth in Section 2.03(f).

“Indemnity Escrow Amount” shall mean the Indemnity Escrow Deposit Amount, less any distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Indemnity Escrow Deposit Amount” means $11,625,000.

“Indemnity Escrow Funds” means the amounts held in the Indemnity Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investment thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Insurance Policies” has the meaning set forth in Section 2.02(h).

“Intellectual Property” means (i) Patents, (ii) Trademarks, (iii) copyrightable works, copyrights and copyright registrations, and (iv) trade secrets and other confidential information.

“Inventory” has the meaning set forth in Section 4.05(e).

“Latest Balance Sheet” has the meaning set forth in Section 4.05(a).

“Laws” means all applicable federal, state, local, provincial and other laws, statutes, ordinances, codes, rules, regulations, administrative or judicial orders, decrees or decisions, and the common law.

“Leased Real Property” has the meaning set forth in Section 4.07(c).

“Liability” means any liability, obligation, debt or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Liens” means any lien, mortgage, security interest, pledge deposit, encumbrance, charge, security interest, adverse claim, community property interest, option, warrant, right of first refusal, easement, license, servitude, deed of trust, right of way, zoning or other similar restriction.

“Limited Guaranty” has the meaning set forth in Section 9.12.

“Loss” means any loss, damage, penalty, fine, cost (but not including any opportunity cost), settlement payment, Liability, Taxes, fee (including any reasonable attorneys’ and accountants’ fees and expenses), expense, deficiency, award, judgment or other charge (including amounts paid in investigation, defense or settlement of any of the foregoing).

“Lower End Net Working Capital Target” means $45,450,000.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance that, individually or in the aggregate, has a materially adverse effect upon the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but excluding (and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect) any effect, change, development or circumstance resulting or arising from (i) any general deterioration in the economy affecting the industries in which the Company and its Subsidiaries operate, provided that such change or deterioration does not have a disproportional impact on the Company and its Subsidiaries, (ii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iii) the announcement or pendency of the transactions contemplated by this Agreement, (iv) any matter set forth in the disclosure schedules attached hereto or (v) compliance with the terms of, or the taking of any action required by, this Agreement and the other agreements contemplated hereby.

“Material Contract” has the meaning set forth in Section 4.09(c).

“Minor Claim” has the meaning set forth in Section 9.02(c)(i).

“Monthly Financial Statements” has the meaning set forth in Section 6.07.

“Net Working Capital” means (i) all current assets (excluding Cash On Hand) of the Company and its Subsidiaries as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), minus (ii) all current liabilities (excluding any items constituting Indebtedness or Seller Transaction Expenses) of the Company and its Subsidiaries as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), in each case using the same line items set forth on the Accounting Principles Schedule and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of the Estimated Purchase Price and Final Purchase Price and the preparation of the Closing Statement shall take into account only those components (i.e., line items) and adjustments reflected on the Accounting Principles Schedule. Further to the preceding sentence, the calculation of Estimated Purchase Price shall be determined, and any such calculation of Final Purchase Price on the Closing Statement shall be determined, in accordance with the Agreed Accounting Principles, and without duplication to any items counted in the computation of Seller Transaction Expenses. The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies from the Agreed Accounting Principles.

“Objections Statement” has the meaning set forth in Section 1.02(d).

“Owned Real Property” has the meaning set forth in Section 4.07(b).

“Patent” means United States, foreign, and international patent applications, utility model applications and patents, as well as all related reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part, and equivalent or other similar rights anywhere in the world in inventions and discoveries including invention disclosures.

“Payoff Document” has the meaning set forth in Section 2.02(j)(vii).

“Pension Plans” has the meaning set forth in Section 4.12(a).

“Permit” means an permit, license, certifications, registrations, identifications, authorizations, numbers, variances, adjusted standards, orders or consent issued or required by any Governmental Body or pursuant to any Law.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company or one of its Subsidiaries and for which appropriate reserves have been established on the Company’s books and in its financial statements in accordance with GAAP, (ii) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by a Governmental Body having jurisdiction over the Owned Real Property or Leased Real Property which are not violated by the current use and operation of the Owned Real Property and Leased Real Property, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Owned Real Property or Leased Real Property which do not materially impair the occupancy or use of the Owned Real Property or Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Company’s and its Subsidiaries’ businesses, (v) public roads and highways, (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (vii) nonexclusive Intellectual Property licenses granted by the Company or one of its Subsidiaries in the ordinary course of business and (xi) those matters identified on the attached Permitted Liens Schedule.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Plans” has the meaning set forth in Section 4.12(a).

“Policy Term” has the meaning set forth in the Insurance Policies.

“Post-Closing Tax Period” means any taxable period or portion of a taxable period that is not a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Proceeding” means any proceeding, action, suit, litigation, hearing, audit, investigation, arbitration, mediation, requests for information, charge, complaint, demand (in each case, whether civil, criminal, or administrative) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Purchase Price” has the meaning set forth in Section 1.02(a).

“Registered Intellectual Property” has the meaning set forth in Section 4.10.

“Remaining Adjustment Escrow Funds” has the meaning set forth in Section 1.02(f).

“Revolver Commitment Letter” has the meaning set forth in Section 5.08.

“Revolver Lenders” has the meaning set forth in Section 5.08.

“Revolver Loans” has the meaning set forth in Section 5.08.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnitees” has the meaning set forth in Section 9.03.

“Seller Transaction Expenses” means (i) the aggregate fees and expenses of the Company relating to the transactions contemplated hereby to (A) Jefferies & Company, Inc. and WY Campbell & Company for investment banking services for the Company and (B) Kirkland & Ellis LLP for legal services to the Company, and (C) Ernst & Young LLP for tax and accounting services to the Company and (D) any other advisors, in each case for clauses (A), (B), (C), & (D) above to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, shall be the Closing Date) and to the extent related to the transactions contemplated hereby and (ii) all obligations to pay special bonuses or other similar forms of compensation to directors, officers, employees, consultants or agents payable in connection with the transactions contemplated by this Agreement (for the avoidance of doubt, such bonuses shall not include annual bonuses or other annual incentive compensation) (provided that an accrual of such annual bonuses or other annual incentive compensation to the extent then earned shall be set forth on the Closing Statement).

“Senior Executives” means each of Rodney Bingham, George Alexander and Rene van der Salm.

“Senior Executive Agreements” means the manager equity agreement and securityholder agreement dated as of the date of this Agreement and executed by each of the Senior Executives, a copy of each of which fully-executed agreement has provided to Seller.

“Shareholder Representative” shall mean as defined in the Audax Merger Agreement.

“Special Loss” shall have the meaning given to the term “Loss” in the Insurance Policies.

“Special Indemnity Cap”shall have the meaning set forth in Section 9.13(a).

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, customs, alternative minimum, estimated or other tax, assessment, duty, fee, levy or other governmental charge, including any interest, penalty or addition thereto.

“Tax Authority” means any Governmental Body or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Indemnity” has the meaning set forth in Section 9.02(a)(ix)

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 9.05(a).

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names (including all assumed and fictitious names, together with all goodwill associated therewith (including all translations, adaptations, deviations and combinations of the foregoing), whether registered or unregistered, and all registrations, pending applications and renewals for any of the foregoing.

“Transaction Tax Benefit” has the meaning set forth in Section 9.09(b).

“Transaction Tax Deductions” means any item of loss, deduction, or credit resulting from or attributable to (i) any employee bonuses or other compensation paid by the Company or any of its Subsidiaries on or before the Closing Date in connection with the transactions contemplated hereunder, (ii) any Seller Transaction Expenses that are properly deductible by the Company or any of its Subsidiaries for Tax purposes, and (iii) any unamortized (as of immediately prior to the Closing) capitalized debt costs or debt prepayment fees or penalties, in each case to the extent Buyer and Seller agree it is more likely than not that such amounts are deductible for tax purposes by the Company or any of its Subsidiaries for the Pre-Closing Tax Period (the "MLTN Standard"). Within 30 days following the Closing, Seller shall deliver to Buyer a schedule setting forth the Transaction Tax Deductions (the “Deduction Statement”), along with the backup or supporting data and documentation used in the preparation thereof. If Buyer has any objections to the Deduction Statement, it shall inform the Seller, in writing, within 45 days after receiving the Deduction Statement. Seller and Buyer shall negotiate in good faith to resolve such dispute and the Deduction Statement shall be modified accordingly. If the Seller and Buyer do not reach a final resolution within ninety (90) days after the Seller's delivery of the Deduction Statement, Seller and Buyer shall submit any unresolved items to a mutually agreed upon nationally recognized accounting firm (the "MLTN Accounting Firm"). The determinations made by the MLTN Accounting Firm shall be final, binding and non-appealable by the parties hereto. Each party shall bear its own costs and expenses in connection with (i) the preparation, negotiation or review of the Deduction Statement and (ii) the resolution of such disputed items by the MLTN Accounting Firm. The fees and expenses of the MLTN Accounting Firm shall be allocated between Seller and Buyer so that Seller’s or Buyer’s share of such MLTN Accounting Firm’s fees and expenses shall be equal to the product of (i) and (ii), where (i) is the aggregate amount of such fees and expenses and where (ii) is a fraction, the numerator of which is (A) for the Seller, the aggregate dollar amount of items disputed by Buyer that do not meet the MLTN Standard (as determined by the MLTN Accounting Firm) and (B) for Buyer, the aggregate dollar amount of items disputed by Buyer that do meet the MLTN Standard (as determined by the MLTN Accounting Firm) and the denominator, in each case, of which is the aggregate dollar amount of items disputed by Buyer.

“Transfer Taxes” has the meaning set forth in Section 9.09(d).

“Unaudited Financial Statements” has the meaning set forth in Section 4.05(a).

“Unitholder” means any holder of units of Seller.

“Unitholder’s Holdback Amount” has the meaning set forth in Section 9.12.

“Upper End Net Working Capital Target” means $45,950,000.

“WARN Act” means, collectively, the Workers Adjustment and Retraining Notification Act and any and all comparable applicable Laws, each as amended from time to time, and any regulations, rules or guidelines issued pursuant thereto.

“Welfare Plans” has the meaning set forth in Section 4.12(a).

10.02 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.

(b) Exhibits and disclosure schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “including” (in its various forms) means including without limitation.

(d) All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(e) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

ARTICLE XI

MISCELLANEOUS

11.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, clients or suppliers of the Company, shall be issued or made by any party hereto without the joint approval of Buyer and Seller, unless required by Law (in the reasonable opinion of counsel) in which case Buyer and Seller shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that the foregoing shall not restrict or prohibit the Company from making an announcement to its employees, customers and other business relations to the extent the Company reasonably determines in good faith that such announcement is necessary or advisable and, in the event, any such announcement will be in writing, the proposed announcement shall be provided to Buyer and Seller for their respective approval, which shall not be unreasonably conditioned, withheld or delayed; provided further that such announcement by the Company shall not disclose the Purchase Price. The parties hereto acknowledge and agree that Audax, Code Hennessy & Simmons, LLC and their respective Affiliates (except for the Company and its Subsidiaries) may provide general information about the subject matter of this Agreement and the Company and its Subsidiaries (including its and their performance and improvements) in connection with their or their Affiliates’ fund raising, marketing, informational or reporting activities. Notwithstanding anything contained herein to the contrary, in no event shall Buyer or, after the Closing, the Company have any right to use Audax’ name or mark, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of Audax.

11.02 Expenses. Except as otherwise expressly provided herein (including Section 2.03(h)), each party shall pay its own fees and expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

11.03 Knowledge Defined. For purposes of this Agreement, the term “the Company’s Knowledge” as used herein shall mean the actual knowledge of the following executive officers of the Company: George Alexander, Rodney Bingham, Richard Hageman, David Ralph, Rene van der Salm, Jim Schubert, Fred Schulte, Sarah Alexander and Beverly Childers, after making a reasonable inquiry of those officers, directors and key management employees who could reasonably be expected to have actual knowledge of the matters in question.

11.04 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a business day then the next business day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third business day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Buyer (and, after the Closing, the Company):

Thermon Group, Inc.

c/o Code Hennessy & Simmons LLC

10 South Wacker Drive

Suite 3175

Chicago, Illinois 60606

Facsimile: (312) 876-3854

Attn:    Daniel J. Hennessy

            Marcus J. George

            Laura L. Lester

            Nicholas M. Mellors

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Facsimile No.: (312) 853-7036

Attn:    Jeffrey N. Smith

            Dirk W. Andringa

Notices to Seller :

Thermon Holdings, LLC

c/o Audax Management Company, LLC

101 Huntington Avenue

Boston, Massachusetts 02199

Telephone: (617) 859-1500

Facsimile: (617) 859-1600

Attn:     Oliver C. Ewald

             Donald G. Bramley

             Steven R. Loose

with a copy to:

Kirkland & Ellis LLP 3

00 North LaSalle Street

Chicago, Illinois 60654 F

Facsimile: (312) 862-2200

Attn:     Jeffrey Seifman, P.C.

             Robert A. Wilson

Notices to Company (prior to the Closing):

Thermon Holding Corp.

100 Thermon Drive

San Marcos, Texas 78666

Telephone: (512) 396 5801

Facsimile: (512) 754 2434

Attn:     Rodney Bingham

with a copy to:

Audax Management Company, LLC

101 Huntington Avenue

Boston, Massachusetts 02199

Facsimile: (617) 859-1600

Attn:    General Counsel

and:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Facsimile: (312) 862-2200

Attn:    Jeffrey Seifman, P.C.

Notices to Audax and Audax Fund II:

Audax Management Company, LLC

101 Huntington Avenue

Boston, Massachusetts 02199

Facsimile: (617) 859-1600

Attn:    Oliver Ewald

with a copy to:

Audax Management Company, LLC

101 Huntington Avenue

Boston, Massachusetts 02199

Facsimile: (617) 859-1600

Attn:    General Counsel

and:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Facsimile: (312) 862-2200

Attn:    Jeffrey Seifman, P.C.

11.05 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (i) Buyer may assign this Agreement to (a) any Subsidiary of Buyer, (b) any purchaser of all or substantially all of Buyer’s assets or (c) to any lender to Buyer or any Subsidiary or Affiliate thereof as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof, provided that no assignment to any such Subsidiary, purchaser or lender shall in any way affect Buyer’s obligations or liabilities under this Agreement and (ii) after the Closing, Seller may assign this Agreement to any of its beneficial owners or successors by operation of law, provided that no such assignment shall in any way affect Sellers’ obligations or liabilities under this Agreement.

11.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

11.07 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The disclosure schedules attached to this Agreement have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement; provided however, each section of the disclosure schedules shall be deemed to incorporate by reference all information disclosed in any other section of the disclosure schedules only to the extent the applicable information disclosed in such other section of the disclosure is reasonably apparent on the face of the disclosure schedule with respect to such disclosure. Capitalized terms used in the disclosure schedules hereto and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the disclosure schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the disclosure schedules or Exhibits hereto in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any disclosure schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the disclosure schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

11.08 Amendment and Waiver. Any provision of this Agreement or the disclosure schedules or Exhibits hereto may be amended or waived only in a writing signed by Buyer, the Company and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

11.09 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

11.10 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

11.11 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware.

11.12 CONSENT TO JURISDICTION AND SERVICE OF PROCESS. SUBJECT TO SECTION 1.02 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION

HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON BUYER BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 11.04. PARTIES TO THE DEBT COMMITMENT LETTERS SHALL BE THIRD-PARTY BENEFICIARIES OF THIS SECTION 11.12.

11.13 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

11.14 No Third Party Beneficiaries. No Person other than the parties hereto shall have any rights, remedies, obligations or benefits under any provision of this Agreement, other than Section 9.02, Section 9.03, and Section 11.12 (each to the extent provided therein), except for (i) the directors and officers of the Company and its Subsidiaries solely with respect to Section 7.03, (ii) Audax and Code, Hennessy & Simmons, LLC solely with respect to Section 11.01, and (iii) Audax Fund II solely with respect to Section 7.08, Section 9.06 and Section 9.13.

11.15 Representation of Seller and its Affiliates. Buyer agrees, on its own behalf and on behalf of the Buyer Indemnitees, that, following the Closing, Kirkland & Ellis LLP may serve as counsel to Seller and its Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Kirkland & Ellis LLP prior to the Closing Date of the Company and/or any of its Subsidiaries. Buyer and the Company (on behalf of itself and its Subsidiaries) hereby (i) waive any claim they have or may have that Kirkland & Ellis LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises after the Closing between Buyer, the Company or any Subsidiary and Seller or any of its Affiliates, Kirkland & Ellis LLP may represent Seller or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Buyer, the Company or its Subsidiaries and even though Kirkland & Ellis LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Buyer and the Company (on behalf of itself and its Subsidiaries) also further agree that, as to all communications among Kirkland & Ellis LLP and the Company, its Subsidiaries, and Seller or Seller’s Affiliates and

representatives, that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and shall not pass to or be claimed by Buyer, the Company or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Kirkland & Ellis LLP to such third party; provided, however, that neither the Company nor any such Subsidiary may waive such privilege without the prior written consent of Seller.

11.16 No Additional Representations; Disclaimer.

(a) Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, Liabilities, properties and projected operations of the Company and its Subsidiaries, and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and verification and the representations and warranties of the Company and Seller expressly and specifically set forth in Article III and Article IV (and the covenants of the Company set forth in Section 6.07), as qualified by the attached disclosure schedules (and updated disclosure schedules). The representations and warranties of Seller and the Company expressly and specifically set forth in Article III and Article IV (and the covenants of the Company set forth in Section 6.07) constitute the sole and exclusive representations, warranties and statements of any kind of any of the Company and Seller to Buyer in connection with the transactions contemplated hereby, and Buyer understands, acknowledges and agrees that all other representations, warranties and statements of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Company or any of its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets) are specifically disclaimed by the Company and Seller. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER MADE IN THIS AGREEMENT, THE COVENANTS OF THE COMPANY CONTAINED IN SECTION 6.07, NEITHER THE COMPANY NOR SELLER MAKES OR PROVIDES, AND BUYER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY’S OR ITS SUBSIDIARIES’ ASSETS OR ANY PART THEREOF. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER OR THE COMPANY SET FORTH IN ARTICLE III AND ARTICLE IV, THE COVENANTS OF THE COMPANY CONTAINED IN SECTION 6.07, (X) BUYER IS ACQUIRING THE COMPANY ON AN “AS IS, WHERE IS” BASIS AND (Y) NONE OF THE COMPANY, SELLER OR ANY OTHER PERSON (INCLUDING, ANY STOCKHOLDER, MEMBER, OFFICER, DIRECTOR, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND BUYER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES OR OTHER STATEMENTS OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE COMPANY OR ANY OF ITS SUBSIDIARIES, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) BUYER OR ANY OF BUYER’S REPRESENTATIVES.

(b) In connection with the investigation by Buyer of the Company and its Subsidiaries, Buyer has received or may receive from the Company and/or its Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, prospects and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer shall have no claim against anyone with respect thereto. Accordingly, Buyer acknowledges that neither the Company, Seller, nor any member, officer, director, employee or agent of any of the foregoing, whether in an individual, corporate or any other capacity, make any representation, warranty, or other statement with respect to, and Buyer is not relying on, such estimates, projections, prospects, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, prospects, forecasts or plans), and Buyer agrees that it has not relied thereon.

11.17 Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.

11.18 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by a party in accordance with their specific terms or were otherwise breached by a party. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party hereto and to enforce specifically the terms and provisions hereof against another party hereto in any court having jurisdiction, this being in addition to any other remedy to which a party hereto is entitled at law or in equity.

11.19 Consents. Buyer agrees and acknowledges that Seller shall have no liability whatsoever to Buyer Indemnitees (and Buyer Indemnitees shall not be entitled to assert any claims) arising out of or relating to the failure to obtain a consent that is (i) set forth on the Authorization Schedule (a “Disclosed Consent”) if such Disclosed Consent was not obtained and Buyer knowingly elected to proceed with the Closing or (ii) not required to be disclosed on the Authorization Schedule. Buyer further agrees that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached and no condition of Buyer shall be deemed not to be satisfied as a result of the failure to obtain any such consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Disclosed Consent or any such default, acceleration or termination.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement on the day and year first above written.

SELLER:

THERMON HOLDINGS, LLC

By:	/s/ Rodney Bingham
Name:	Rodney Bingham
Title:	President

COMPANY:

THERMON HOLDING CORP.

By:	/s/ Rodney Bingham
Name:	Rodney Bingham
Title:	President

BUYER:

THERMON GROUP, INC.

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Vice President

IN WITNESS WHEREOF, the undersigned has executed this signature page to the Stock Purchase Agreement on the day and year first above written to evidence its agreement to be a party to and bound solely by the provisions of Section 9.13 of the Stock Purchase Agreement and a beneficiary of the provisions under Section 11.14 of the Stock Purchase Agreement as set forth therein.

AUDAX PRIVATE EQUITY FUND II, L.P.

By:	Audax Private Equity Business II, L.P.
Its:	General Partner

By:	Audax Holdings I, L.L.C.
Its:	General Partner

By:	/s/ Oliver C. Ewald
Name:	Oliver C. Ewald
Title:	Authorized Signatory